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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on May 22, 2006

Registration No. 333-129649

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EduTrades, Inc.
(Exact name of Registrant as specified in charter)

Nevada (State or other jurisdiction of incorporation or organization)	8200 (Primary standard industrial classification code number)	20-3201511 (IRS employer identification no.)
1612 East Cape Coral Parkway Cape Coral, Florida 33904 (239) 542-0643 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Nicholas S. Maturo, Chief Executive Officer
1612 East Cape Coral Parkway
Cape Coral, Florida 33904
(239) 542-0643
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:
Gary A. Agron, Esq. Law Office of Gary A. Agron 5445 DTC Parkway, Suite 520 Greenwood Village, Colorado 80111 (303) 770-7254 (303) 770-7257 (fax)	Charles B. Pearlman, Esq. Joel D. Mayersohn, Esq. Arnstein & Lehr, LLP 200 East Las Olas Blvd., Suite 1700 Ft. Lauderdale, Florida 33301 (954) 713-7614 (954) 713-7700 (fax)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.001 Par Value(2)	3,450,000 shares	$11.00	$37,950,000	$4,061*

Total	3,450,000 shares	$11.00	$37,950,000	$4,061*

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(2)
Includes the underwriters' over-allotment option of 450,000 shares.

*
We previously paid $2,815. Accordingly, $1,246 is paid herewith.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 22, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

3,000,000 Shares
of Common Stock

        This is an initial public offering of 3,000,000 shares of our common stock.

        No public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $9.00 and $11.00 per share. We have applied to list the common stock for quotation on the American Stock Exchange under the symbol "EDX."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before offering expenses	$	$

(1)
Does not reflect additional compensation to the underwriters in the form of a nonaccountable expense allowance of 2% of the total offering price (excluding the over-allotment option) and warrants to purchase up to 300,000 shares of common stock at an exercise price equal to 120% of the public offering price.

        We have also granted the underwriters a 45-day option to purchase up to an additional 450,000 shares of common stock from us to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about                        , 2006.

Kaufman Bros., L.P.	Noble International Investments, Inc.

                        , 2006

TABLE OF CONTENTS

Prospectus Summary
Summary Financial Information
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Capitalization
Dilution
Dividend Policy
Selected Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Management
Agreements with WIN
Related Party Transactions
Stock Ownership of Management and Principal Shareholders
Description of Securities
Underwriting
Legal Matters
Experts
Additional Information

        You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        Until                        (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option and does not take into account the issuance of any common stock upon exercise of warrants or stock options.

        On May 17, 2006 our Board of Directors authorized a stock split whereby each share of our common stock was split on the basis of 1.4615 shares for each share outstanding. This stock split increased the total shares outstanding to 7,600,000 from 5,200,000. All share and per share data in this prospectus reflect the number of shares outstanding following the stock split.

Business Overview

        Since 2002, we have provided for-profit post-secondary educational and training courses for students throughout the United States interested in learning about investing in the stock market and in other financial instruments. We believe we are one of the largest financial market training companies in the U.S. We currently offer free introductory workshops, three-day training sessions and eight advanced courses covering a broad array of financial investments including stock market investing, stock trading and stock futures strategies, options trading and asset protection strategies.

        Since 2002, approximately 442,000 students have registered to attend a free introductory workshop for one of our financial markets education programs. During this period, 211,000 students have attended one of our free introductory workshops and approximately 70,000 students have enrolled in one of our paid courses. For the 12 months ended April 30, 2006, approximately 189,000 students registered for one of our free introductory workshops, an increase of 70.2% over the previous 12 months and approximately 87,000 students attended a free introductory workshop, an increase of 62.1% over the previous 12 months. During the 12 months ended April 30, 2006, approximately 40,000 students enrolled in one of our paid programs, an increase of 98.9% over the prior 12 months.

        Since our initial organization in 2002 as a division of Whitney Information Network, Inc., a Colorado corporation, which we refer to as WIN, we have experienced rapid growth. Revenue increased from $0.7 million for the year ended December 31, 2002 to $18.6 million in 2003, $36.5 million in 2004 and $46.3 million in 2005. We reported losses of $0.9 million for the year ended December 31, 2002, $7.5 million in 2003, $16.7 million in 2004 and $16.7 million in 2005. Revenue and loss for the three months ended March 31, 2006 were $17.2 million and $3.6 million, respectively.

Business Strategy

        Our strategy is to continue our growth in the financial markets education industry by:

  •
  Increasing our revenue through improved marketing techniques to attract new students and to enroll our existing and former students in additional courses;

  •
  Developing or acquiring other financial markets education brands to realize marketing efficiencies and different customer segments;

  •
  Increasing the number and types of our course offerings and our channels of distribution to reflect students' current interests; and

  •
  Continuing the development of marketing alliances for product marketing.

About Us

        Our operations began on July 15, 2002, with the acquisition of Teach Me To Trade®. From our organization in July 2002, through July 5, 2005, we operated as an unincorporated division of WIN. Sales began in the fourth quarter of 2002. On July 5, 2005, we were incorporated as a wholly-owned subsidiary of WIN. On July 25, 2005 WIN transferred the assets of its financial markets education division to us in exchange for the issuance to WIN of 7,600,000 shares of our common stock. Since August 1, 2005, we have operated as a wholly-owned subsidiary of WIN, which is quoted on the NASD's Over-the Counter Bulletin Board under the symbol "RUSS." WIN is based in Cape Coral, Florida, and is engaged in providing for-profit post-secondary real estate educational products and services.

        The products and services provided by WIN do not compete with our products and services. WIN's four independent directors presently vote all of our shares owned by WIN under a Voting Agreement executed in September 2005.

        Our headquarters are located at 1612 East Cape Coral Parkway, Cape Coral, Florida 33904, and our telephone number is (239) 542-0643.

        Except as the context otherwise requires, the "Company," "We," "Our," or "Us," refer to EduTrades, Inc. Our Internet address is www.edutrades.com. Information on our Web site does not constitute a part of this prospectus.

Our Brands

        Our Teach Me To Trade® brand is a registered trademark.

        StarTrader™ and EduTrades™ are pending trademarks. We intend to apply for registration of the trademarks of Options Success™ and Stock Success Systems™.

The Offering

Common stock outstanding prior to the offering	7,600,000 shares
Common stock offered	3,000,000 shares
Common stock to be outstanding after the offering	10,600,000 shares
Use of Proceeds
We intend to use proceeds of the offering to develop and expand our existing products and brands, to upgrade our technological platforms and tools in order to better service our students and for general corporate purposes including working capital.
Risk Factors	Please read "Risk Factors" for a discussion of factors you should consider before investing in our common stock.
Proposed American Stock Exchange symbol	EDX

        The above share information excludes the underwriters' over-allotment option to purchase up to 450,000 additional shares, and up to 2,000,000 shares reserved for issuance upon exercise of options under our 2005 Equity Incentive Plan, none of which are currently outstanding. The underwriters will also receive warrants to purchase up to 300,000 shares of common stock at an exercise price equal to 120% of the public offering price.

Summary Financial Information

        The following tables present selected historical financial data derived from our financial statements together with normal recurring adjustments necessary for a fair presentation of the results of the interim periods and as adjusted information which reflects the receipt of the net offering proceeds. This summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the notes to those statements appearing elsewhere in this prospectus.

        Historical financial data for 2002 through 2004 show our results when we operated as the financial markets education division of WIN. The 2005 presentation includes the combination of financial data through July 31, 2005 while we were operating as the financial markets education division of WIN, and the period starting August 1 through December 31, 2005 when we became a stand alone legal entity. 2006 is presented to reflect that we are a stand alone legal entity.

        We have also presented pro forma financial information for 2005 and 2006 which presents data as though we continued as the financial markets education division of WIN and retained deferred revenues and deferred course expenses remaining at July 25, 2005 and recognized the related revenue and course expenses as these courses were held or expired. Revenue received from WIN for fulfillment of courses and administrative fees charged to us by WIN have also been eliminated.

        All financial information, except per share data, is expressed in thousands.

	Three months ended March 31, (unaudited)
	Pro forma 2006	2006	2005
Statement of Operations Data:
Revenue	$23,548	$17,174	$10,118
Earnings (loss) from operations	$2,229	$(3,576)	$(1,537)
Earnings (loss) before income taxes	$2,250	$(3,555)	$(1,537)
Net earnings (loss)	$2,250	$(3,555)	$(1,537)
Net earnings (loss) per share	$0.30	$(0.47)	$(0.20)
Shares outstanding, basic and diluted	7,600	7,600	7,600
Statement of Cash Flows Data:
Cash provided by operating activities	$4,812	$5,525	$3,327
Cash used in investing activities	—	—	(333)
Cash provided by (used in) financing activities	$156	$(557)	$(2,994)
Increase in cash and cash equivalents	$4,968	$4,968	—
	Years ended December 31,
	Pro forma 2005	2005	2004	2003	2002
	(unaudited)
Statement of Operations Data:
Revenue	$55,230	$46,257	$36,519	$18,564	$739
Loss from operations	$(8,664)	$(16,669)	$(16,699)	$(7,531)	$(878)
Loss before income taxes	$(8,645)	$(16,650)	$(16,699)	$(7,531)	$(878)
Net loss	$(8,645)	$(16,650)	$(16,699)	$(7,531)	$(878)
Net loss per share	$(1.14)	$(2.19)	$(2.20)	$(0.99)	$(0.12)
Shares outstanding, basic and diluted	7,600	7,600	7,600	7,600	7,600
Statement of Cash Flows Data:
Cash provided by (used in) operating activities	$9,726	$12,156	$(7,214)	$(1,375)	$926
Cash used in investing activities	$(361)	$(361)	$(777)	(1,450)	$(2,295)
Cash provided by (used in) financing activities	$(8,012)	$(10,442)	$7,991	$2,825	$1,369
Increase in cash and cash equivalents	$1,353	$1,353	—	—	—

Other Operating Data:

        As used in the following operating data and our reconciliation, EBITDA means net earnings (loss) before income taxes plus interest expense, depreciation and amortization expense, interest and non-operating income. We refer to "Adjusted EBITDA" to mean EBITDA adjusted for the net change in deferred revenue less deferred course expenses. Adjusted EBITDA is not a financial performance measurement under generally accepted accounting principles.

        We use Adjusted EBITDA as a key measure in evaluating our operations and decision-making. We feel it is useful measure in determining our performance since it takes into account the change in deferred revenue and deferred course expenses in combination with our operating expenses. We reference Adjusted EBITDA frequently since it provides supplemental information that facilitates internal comparisons to historical operating performance of prior periods and external comparisons to competitors' historical operating performance in our industry. We plan and forecast our business using Adjusted EBITDA, with comparisons of actual to planned and forecasted Adjusted EBITDA. In addition, we provide Adjusted EBITDA because we believe investors find Adjusted EBITDA to be a useful measure for evaluating our performance.

        The vast majority of our costs to acquire the student have been expended up to the point of registration, such as media, travel, facilities and instructor fees for the free introductory workshops. These costs are expensed when incurred, however, the tuition paid at registration is deferred for advanced courses until:

  •
  the course is attended by the student;

  •
  the student receives the course in an electronic format; or

  •
  the contract expires,

at which time the revenue is deemed earned. Thus, reporting under generally accepted accounting principles in the United States of America (U.S. GAAP) creates significant timing differences with respect to revenue and expenses, both in the form of cash flows and in the form of our Consolidated Statement of Operations. As a result of these factors, our operating cash flows can vary significantly from our results of operations for the same period. For this reason we believe Adjusted EBITDA is an important non U.S. GAAP financial measure.

        Adjusted EBITDA should not be considered as an alternative to net earnings (loss), cash flows provided by operations, investing or financing activities or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Items excluded from Adjusted EBITDA are significant components in understanding our financial performance. Therefore, Adjusted EBITDA is not a measurement determined in accordance with U.S. GAAP and is susceptible to varying calculations and Adjusted EBITDA as presented may not be comparable to other similar titled measures of performance from other companies.

	Three months ended March 31, (unaudited)
	Pro forma 2006	2006	2005
Net earnings (loss)	$2,250	$(3,555)	$(1,537)
Interest and other income	(21)	(21)	—
Depreciation and amortization	111	111	109

EBITDA	2,340	(3,465)	(1,428)
Net change in deferred revenue	3,428	10,676	5,203
Net change in deferred course costs	(323)	(1,053)	(344)

Adjusted EBITDA	$5,445	$6,158	$3,431

	Years ended December 31, (unaudited)
	Pro forma 2005	2005	2004	2003	2002
Net loss	$(8,645)	$(16,650)	$(16,699)	$(7,531)	$(878)
Interest and other income	(19)	(19)	—	—	—
Depreciation and amortization	442	442	404	303	153

EBITDA	(8,222)	(16,227)	(16,295)	(7,228)	(725)
Net change in deferred revenue	21,254	32,913	8,698	6,545	793
Net change in deferred course costs	(1,962)	(3,186)	(907)	(828)	(72)

Adjusted EBITDA	$11,070	$13,500	$(8,504)	$(1,511)	$(4)

Balance Sheet Information:

	March 31, 2006	March 31, 2006 As adjusted(1)
	(unaudited)
Total assets	$17,018	$43,818
Total liabilities	$35,418	$35,418
Working capital(2)	$(22,095)	$4,705
Total stockholders' equity (deficit)	$(18,400)	$8,400
Net tangible book value per share	$(2.84)	$0.49
Shares outstanding (basic and diluted)	7,600	10,600

(1)
Gives effect to the sale of shares of common stock by us in this offering at an assumed initial offering price of $10.00 per share, the mid-point of the range on the front cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

(2)
Working capital, as adjusted, includes the net proceeds from the offering after deducting underwriting discounts and commissions and nonaccountable expenses of $2.7 million and our estimated offering expenses of $0.5 million. Actual working capital may vary as a result of changes in the costs of the offering.

Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business

If we do not successfully introduce new programs, products and services, our growth rate and revenue will be reduced.

        Our growth strategy is dependent on our ability to sell our training programs, products and services to new students, to open new markets and to develop or acquire and then successfully introduce new educational programs, products and services. If we are unable to expand our markets and products, our growth rate and revenue will be reduced. Market conditions and the level of customer interest may be different for new programs, products and services, and there can be no assurance that we will be able to compete favorably with, and obtain market acceptance for, any such new programs, products or services.

Volatility in the securities markets may reduce interest in our programs.

        The level of public interest in investing, particularly in the securities and option markets as well as electronic trading, significantly influences the demand for our programs, products and services. The securities markets have experienced substantial volatility over the last few years. A decline in securities prices or other negative developments in the securities markets could cause a reduced demand for these programs, products and services.

Failure to comply with federal and state laws regulating the marketing and sale of proprietary educational courses could significantly reduce the demand for our course offerings.

        Our products and services are marketed via a number of channels, including television, print, postal mail, radio, on-line banners, paid and organic search and other email marketing campaigns, which are regulated by numerous federal and state laws and regulations, including, but not limited to, anti-fraud laws, consumer protection laws, privacy laws, telemarketing laws, telephone solicitation laws and spam laws. While to date we have not been adversely impacted by any such regulation, we believe that our marketing activities will increasingly be subject to such regulation, which may: (1) limit our ability to solicit new students or offer additional products or services to existing students, and (2) result in noncompliance, which may subject us to fines or various forms of civil or criminal prosecution. Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our businesses.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent financial fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would reduce our ability to obtain subsequent financing, if necessary, as well as reduce the trading price of our common stock.

        We are not currently subject to the internal control requirements as defined by Section 404 of the Sarbanes-Oxley Act of 2002. When we become subject to Section 404 and if we fail to develop reliable financial reports or prevent financial fraud, our ability to obtain subsequent financing as well as our stock price would be reduced. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, our independent auditors have recently noted in a letter to management outlining material weaknesses in our internal controls regarding financial reporting and have offered suggestions regarding our internal controls and operations. According to the letter, we did not have a sufficient amount or type of staff in the financial, accounting and external reporting areas. In response to the letter, we hired additional accounting employees, added a new chief financial officer at WIN who is available to us under our Administrative Services Agreement with WIN and hired our own chief financial officer in March 2006. We also intend to hire additional financial professionals with a background in public reporting responsibilities, and we intend to add further to our finance, control and reporting staff in order to meet our public reporting responsibilities, but doing so may take longer than we expect. Areas for improvement in our accounting and financial reporting functions relate to reconciliation of our accounts; proper recording of expenses and liabilities in the period to which they relate; proof of internal review and approval of accounting items; documentation of key accounting assumptions, estimates and conclusions; and documentation of accounting policies and procedures.

        As indicated above, we have taken steps to address these issues, but we may be hampered by our current level of staffing and our current accounting system. We cannot be certain that our efforts to improve our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls, could harm our operating results, cause us to fail to meet our reporting obligations, or cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

We may be restating our results due to revenue recognition changes. These may increase our reported losses or reduce our earnings, thus reducing the price of our common stock.

        As we are in a similar business as WIN and share many accounting functions, all accounting policies used by WIN are also used by us. WIN will be restating its results due to revenue recognition changes. Therefore, it is likely that we will also be restating our results. This change in revenue recognition resulted from an inquiry by the U.S. Securities and Exchange Commission in connection with a review of WIN's Registration Statement on Form S-1.

We could be subject to conflicts of interest resulting from WIN's control of us, and we do not have any procedures in place to resolve such conflicts. The existence or appearance of such conflicts could reduce our earnings and reduce investor interest in us.

        After the offering, WIN will own 71.7% of our outstanding common stock and will continue to be able to control our business. Additionally, WIN's President serves as our chief executive officer, and WIN's four independent directors are also our four independent directors. These relationships could create, or appear to create, potential conflicts of interest when WIN's directors are faced with decisions that could have different implications for WIN and us. For instance, although we have written agreements with WIN covering joint marketing, the provision of administrative services to us and our provision of fulfillment of educational services to WIN's students, these agreements are cancellable upon 90 days' to one year's notice. Accordingly, a cancellation of any of these agreements by WIN or a change in the terms of these agreements could increase our costs, reduce our earnings and limit our growth. The appearance of conflicts, even if such conflicts do not materialize, might also reduce investor interest in us. We do not have any formal procedure for resolving such conflicts of interest.

WIN has a right of first refusal to purchase all the intellectual property rights assigned to us from WIN if we propose to transfer any of the assigned property to a third party. This right could depress the market price of our common stock.

        As part of the assignment agreement in July 2005, whereby WIN assigned to us all of its intellectual property rights to its financial markets education business, WIN retained a right of first refusal to repurchase the assigned property if we proposed to transfer any of the assigned property to a third party as part of a merger or purchase. The price and terms at which WIN can exercise its right of first refusal to repurchase the property would be the same price and terms as the third party offers. The existence of this right could reduce the attractiveness of us to a potential merger or acquisition party thereby depressing the market price of our common stock.

If we are not successful in maintaining and expanding the technology used in our products and services, our programs will be less attractive to prospective students, thereby reducing our revenue.

        Our success and ability to compete are dependent on our ability to maintain and expand key aspects of our technology. For instance, we integrate third-party software into our own software programs, such as our student trading platforms and research materials. This third-party software may not continue to be available to us on commercially reasonable terms. If we are unable to obtain the third-party software necessary to support our product services, some features of our products or services could be unavailable, until equivalent software could be developed by us or licensed from others. A loss of this software or other key technology would make our educational programs less attractive to prospective students, thereby reducing our revenue. In addition, we plan to upgrade our technological platforms and tools to better service our students. If we are unsuccessful in implementing this upgrade, or if students do not find it more useful, or if our competitors' technological offerings are superior to ours, then our products may be less attractive to students, thereby reducing our revenue.

Natural disaster, strikes and weather and other unpredictable events may significantly disrupt our operations.

        Natural disasters, labor strikes, adverse weather conditions and other similar events may affect our ability to conduct our business, resulting in loss of revenue. Severe blizzards or floods may reduce the ability of our trainers or students to travel to our courses. These and other natural disasters may disrupt the printing and transportation of the materials used in our direct mail campaigns and in educational materials provided to our students. Transportation strikes could negatively affect course attendance.

There are low barriers to entry in our industry which could increase our competition and reduce our revenue and any future profitability.

        The costs, management time and required capital involved in the for-profit training of non degreed students are relatively low. Many companies currently offer similar courses and operate in the same market space as we and many other companies may enter the market by virtue of these relatively low barriers to entry. Accordingly, our competition could significantly increase in the future, which in turn could reduce our revenue and any future profitability.

Inadequate protection of our intellectual property could harm our brands, devalue our proprietary content and affect our ability to compete effectively.

        To protect our rights to our intellectual property, we rely on a combination of trademark, copyright, and common law protection. We believe our trademarks are important to our business and are recognized in the financial markets education industry and we intend to maintain our trademarks and the related registrations. Inadequate protection of our intellectual property could harm our brands, devalue our proprietary content and affect our ability to compete effectively through direct as well as on-line marketing. Substantial uncertainty exists concerning the application of copyright and trademark laws to the internet, and we cannot assure that existing laws will provide adequate protection for our original content. In addition, because copyright laws do not prohibit independent development of similar content, we can offer no assurance that copyright laws will provide any competitive advantage to us. We cannot assure that third parties will not bring claims of copyright or trademark infringement against us, or that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly licensing arrangements.

Risks Related to Our Securities and the Offering

Public investors will suffer immediate and substantial dilution as a result of the offering.

        The initial public offering price per share of our common stock is significantly higher than our net tangible book value per share after completion of the offering and as compared to the $0.50 per share WIN paid for its shares of our common stock. Accordingly, if you purchase our common stock in the offering, you will suffer an immediate and substantial dilution of your investment. Based upon the issuance and sale of 3,000,000 shares at an assumed initial offering price of $10.00 per share, the mid-point of the range set forth on the cover page of this prospectus, you will incur immediate dilution of approximately $9.51 per share.

Concentration of our ownership by WIN may dissuade new investors from purchasing our common stock which could result in a lower trading price for our common stock than if our ownership was less concentrated.

        Upon completion of the offering, WIN will beneficially own 71.7% of our outstanding common stock. As a result, it will control, through the vote of its independent directors, all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other shareholders with interests different from those of WIN. For example, WIN could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders.

There is no public market for our common stock, and therefore you cannot be certain that a trading market will be established or that our common stock will trade above the offering price.

        There is no public trading market for our common stock and an active trading market may not develop in our common stock or continue following the offering. If a market develops, the market price of our common stock may decline below the initial public offering price.

        The market price of our common stock might be highly volatile. Also, changes in our business, announcements of our results of operations, our failure to meet analyst's expectations, our financial condition, our industry, the economy, stock markets in general and trading in our stock in particular could cause the market price of our shares to fluctuate substantially.

We may not be able to obtain or maintain our listing on the American Stock Exchange, which could limit the ability of purchasers in this offering to resell their common stock in the secondary market.

        Although we have applied to list our common stock on the American Stock Exchange, we might not meet the criteria for initial or continued listing. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, our common stock could be quoted on the NASD's Over-the Counter Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations for them. If our common stock was delisted from the American Stock Exchange, it will become subject to the SEC's "penny stock rules," which imposes sales practice requirements on broker-dealers that sell such common stock to persons other than established customers and "accredited investors." Application of this rule could adversely affect the ability or willingness of broker-dealers to sell our common stock and may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

The market price of our common stock may be depressed by the sale of common stock held by WIN or shares of our common stock reserved for future issuance upon the exercise of options.

        Future sales of substantial amounts of common stock in the public market or the perception that such sales could occur could reduce the market price of the common stock. Upon completion of this offering, there will be 10,600,000 shares of common stock outstanding and an additional 2,000,000 shares of common stock reserved for issuance upon exercise of options under our 2005 Equity Incentive Plan. Following one year from the closing of this offering, or earlier upon the consent of the underwriters, all 7,600,000 of our outstanding shares of common stock owned by WIN and any shares issuable upon exercise of vested options may be publicly sold, subject to the volume restrictions of Rule 144 under the Securities Act of 1933 and subject to the underwriters' twelve month lockup of such shares. Such future sales may depress our common stock price.

Provisions of our articles of incorporation, bylaws and corporate law have potential anti-takeover effects which could limit our shareholders' rights, delay or prevent a change in our control and depress the price of our common stock.

        Some provisions in our articles of incorporation and bylaws could delay or prevent a change in our control, even if that change might be beneficial to our shareholders. Our articles of incorporation and bylaws contain provisions that might make acquiring control of us difficult, including provisions limiting rights to call special meetings of shareholders and regulating the ability of our shareholders to nominate directors for election at annual meetings of our shareholders. In addition, our board of directors has the authority, without further approval of our shareholders, to issue preferred shares having such rights, preferences and privileges as the board of directors may determine. Any such issuance of preferred shares could, under some circumstances, have the effect of delaying or preventing a change in control and might adversely affect the rights of holders of common shares.

        We are also subject to Nevada statutes regulating business combinations, takeovers and control share acquisitions, which might also hinder or delay a change in our control. Anti-takeover provisions in our articles of incorporation and bylaws, anti-takeover provisions that could be included in any preferred shares issued and the Nevada statutes regulating business combinations, takeovers and control share acquisitions can depress the market price of our common stock and can limit our shareholders' ability to receive a premium on their shares by discouraging takeovers and tender offer bids, even if such events could be viewed as beneficial by our shareholders.

Our determination of the public offering price of the common stock is arbitrary.

        The public offering price for our common stock has been determined by negotiation between us and the underwriters and does not necessarily bear any direct relationship to our assets, results of operations, financial condition, book value or any other recognized criterion of value and, therefore, might not be indicative of prices that will prevail in the trading market.

Special Note Regarding Forward-Looking Statements

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "could," "target," "potential," "is likely," "will," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" and elsewhere in this prospectus. In addition, our past results of operations do not necessarily indicate our future results.

        Our industry is very competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of Proceeds

        We estimate that our net proceeds from the offering after deducting underwriting discounts and commissions and nonaccountable expense allowance of $2.7 million and our estimated offering expenses of $0.5 million will be approximately $26.8 million, based on an assumed initial offering price of $10.00 per share, the mid-point of the range set forth on the cover page of this prospectus. We intend to apply the net proceeds of the offering over an 12-month period as follows (in thousands):

Purpose	Amount	Percentage of Proceeds
Development and expansion of our existing products and brands(1)	$11,500	42.9%
Upgrading our technological platforms and training facilities(2)	5,500	20.5%
General corporate purposes including working capital	9,800	36.6%

Total use of proceeds	$26,800	100.0%

(1)
Funds necessary for the preparation of books, manuals, digital video disks (DVDs) and compact disks (CDs) for our courses of study and the development of printed and electronic marketing materials including television infomercials.

(2)
Funds necessary for the development and acquisition of data feeds and software programs for the electronic delivery and augmentation of our courses of study and for the build-out of new regional training facilities.

        The underwriters' over-allotment option provides for the issuance of 450,000 additional shares for additional net proceeds of $4.2 million, assuming the $10.00 per share offering price. Any proceeds obtained upon exercise of the over-allotment option will be added to working capital. Future events may require us to reallocate the offering proceeds although we have no present intention of doing so. Pending the application of proceeds we will invest the funds in certificates of deposit and other insured instruments.

Capitalization

        The following table sets forth our capitalization, and as adjusted capitalization reflecting application of the proceeds of the offering, as of March 31, 2006 (in thousands).

	March 31, 2006	As adjusted March 31, 2006
	(unaudited)
Cash, cash equivalents and restricted cash	$7,809	$34,609

Stockholders' deficit:
Preferred stock—$0.001 par value 5,000,000 shares authorized, none issued	—	—
Common stock—$0.001 par value, 50,000,000 shares authorized, 7,600,000 and 10,600,000 issued and outstanding	$8	$11
Paid in capital	3,810	3,810
Contributed capital	—	26,797
Accumulated deficit	(22,218)	(22,218)

Total stockholders' deficit	$(18,400)	$8,400

Total capitalization	$(18,400)	$8,400

(1)
Based on an assumed initial offering price of $10.00 per share, the mid-point of the range set forth on the cover page of this prospectus, and assumes receipt of net proceeds in the amount of $26.8 million and application of the net proceeds in accordance with the "Use of Proceeds" discussion, above.

Dilution

        Our negative net tangible book value as of March 31, 2006 was $21.6 million, or $2.84 per share of common stock. Our net tangible book value per share represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding at such date. The dilution in net tangible book value per share represents the difference between the assumed initial offering price of $10.00 per share, the mid-point of the range set forth on the cover page of this prospectus, paid by investors in the offering and the net tangible book value per share of our common stock immediately following the offering.

        After giving effect to the sale of the common stock and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted net tangible book value as of March 31, 2006 would have been $5.2 million, or $0.49 per share of common stock. This amount represents an immediate increase in net tangible book value of $3.33 per share to WIN, our sole existing shareholder, and an immediate dilution in net tangible book value of $9.51 per share to new investors purchasing shares in the offering.

        The following table illustrates the dilution in net tangible book value per share to new investors.

Public offering price	$10.00
Negative net tangible book value as of March 31, 2006	$(2.84)
Increase resulting from the offering	$3.33
Net tangible book value after the offering	$0.49
Dilution per share to new investors in the offering	$9.51
Dilution as a percentage of the offering price	95.1%

        The following table summarizes on an as adjusted basis as of March 31, 2006, the number of shares of common stock to be purchased from us, the total consideration paid to us, and the price per share paid by WIN and new investors purchasing shares of common stock in the offering, before deducting underwriting discounts and commissions and estimated offering expenses (in thousands except per share amounts):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
WIN	7,600	71.7%	$3,818	11.3%	$0.50
New investors	3,000	28.3%	30,000	88.7%	10.00

Total	10,600	100.0%	$33,818	100.0%	$3.19

        The following table summarizes the number of shares outstanding assuming all over-allotment option and warrants and the total consideration paid to us before deducting underwriting discounts and commissions. (in thousands, except per share amounts):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent

WIN	7,600	67.0%	$3,818	9.1%	$0.50
New investors	3,000	26.4%	30,000	71.6%	10.00
Over-allotment options	450	4.0%	4,500	10.7%	10.00
Warrants	300	2.6%	3,600	8.6%	12.00
Options issued under 2005 Equity Incentive Plan	—	—	—	—	10.00

Total	11,350	100.0%	$41,918	100.0%	$3.69

Dividend Policy

        We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Earnings, if any, will be retained to finance growth.

 Selected Financial Information

        The following tables present selected historical financial data derived from our financial statements together with normal recurring adjustments necessary for a fair presentation of the results of the current periods and as adjusted information which reflect the receipt of the net offering proceeds. This selected financial information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes to those statements appearing elsewhere in this prospectus.

        Historical financial data for 2002 through 2004 show our results when we operated as the financial markets education division of WIN. The 2005 presentation includes the combination of financial data through July 31, 2005 while we were operating as the financial markets education division of WIN, and the period starting August 1 through December 31, 2005 when we became a stand alone legal entity. 2006 is presented to reflect that we are a stand alone entity.

        We have also presented pro forma financial information for 2005 and 2006 which presents data as though we continued as the financial markets education division of WIN.

        All financial information, except per share data, is expressed in thousands.

	Three months ended March 31, (unaudited)
	Pro forma 2006	2006	2005
Statement of Operations data:
Revenue	$23,548	$17,174	$10,118
Earnings (loss) from operations	$2,229	$(3,576)	$(1,537)
Earnings (loss) before income taxes	$2,250	$(3,555)	$(1,537)
Net earnings (loss)	$2,250	$(3,555)	$(1,537)
Net earnings (loss) per share	$0.30	$(0.47)	$(0.20)
Shares outstanding, basic and diluted	7,600	7,600	7,600
Statement of Cash Flows data:
Cash provided by operating activities	$4,812	$5,525	$3,327
Cash used in investing activities	—	—	(333)
Cash provided by (used in) financing activities	$156	$(557)	$(2,994)
Increase in cash and cash equivalents	$4,968	$4,968	$—
	Years ended December 31,
	Pro forma 2005	2005	2004	2003	2002
	(unaudited)
Statement of Operations data:
Revenue	$55,230	$46,257	$36,519	$18,564	$739
Loss from operations	$(8,664)	$(16,669)	$(16,699)	$(7,531)	$(878)
Loss before income taxes	$(8,645)	$(16,650)	$(16,699)	$(7,531)	$(878)
Net loss	$(8,645)	$(16,650)	$(16,699)	$(7,531)	$(878)
Net loss per share	$(1.14)	$(2.19)	$(2.20)	$(0.99)	$(0.12)
Shares outstanding, basic and diluted	7,600	7,600	7,600	7,600	7,600
Statement of Cash Flows data:
Cash provided by (used in) operating activities	$9,726	$12,156	$(7,214)	$(1,375)	$926
Cash used in investing activities	$(361)	$(361)	$(777)	(1,450)	$(2,295)
Cash provided by (used in) financing activities	$(8,012)	$(10,442)	$7,991	$2,825	$1,369
Increase in cash and cash equivalents	$1,353	$1,353	—	—	—

Other Operating Data

        As used in the following operating data and our reconciliation, EBITDA means net earnings (loss) before income taxes plus interest expense, depreciation and amortization expense, interest and non-operating income. We refer to "Adjusted EBITDA" to mean EBITDA adjusted for the net change in deferred revenue less deferred course expenses. Adjusted EBITDA is not a financial performance measurement under generally accepted accounting principles.

        We use Adjusted EBITDA as a key measure in evaluating our operations and decision-making. We feel it is useful measure in determining our performance since it takes into account the change in deferred revenue and deferred course expenses in combination with our operating expenses. We reference Adjusted EBITDA frequently since it provides supplemental information that facilitates internal comparisons to historical operating performance of prior periods and external comparisons to competitors' historical operating performance in our industry. We plan and forecast our business using Adjusted EBITDA, with comparisons of actual to planned and forecasted Adjusted EBITDA. In addition, we provide Adjusted EBITDA because we believe investors find Adjusted EBITDA to be a useful measure for evaluating our performance.

        The vast majority of our costs to acquire the student have been expended up to the point of registration, such as media, travel, facilities and instructor fees for the free introductory workshops. These costs are expensed when incurred, however, the tuition paid at registration is deferred until:

  •
  the course is attended by the student;

  •
  the student receives the course in an electronic format; or

  •
  the contract expires,

at which time the revenue is deemed earned. Thus, reporting under generally accepted accounting principles in the United States of America (U.S. GAAP) creates significant timing differences with respect to revenue and expenses, both in the form of cash flows and in the form of our Consolidated Statement of Operations. As a result of these factors, our operating cash flows can vary significantly from our results of operations for the same period. For this reason we believe Adjusted EBITDA is an important non U.S. GAAP financial measure.

        Adjusted EBITDA should not be considered as an alternative to net earnings (loss), cash flows provided by operations, investing or financing activities or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Items excluded from Adjusted EBITDA are significant components in understanding our financial performance. Therefore, Adjusted EBITDA is not a measurement determined in accordance with U.S. GAAP and is susceptible to varying calculations and Adjusted EBITDA as presented may not be comparable to other similar titled measures of performance from other companies.

	Three months ended March 31, (unaudited)
	Pro forma 2006	2006	2005
Net earnings (loss)	$2,250	$(3,555)	$(1,537)
Interest and other income	(21)	(21)	—
Depreciation and amortization	111	111	109

EBITDA	2,340	(3,465)	(1,428)
Net change in deferred revenue	3,428	10,676	5,203
Net change in deferred course costs	(323)	(1,053)	(344)

Adjusted EBITDA	$5,445	$6,158	$3,431

	Years ended December 31, (unaudited)
	Pro forma 2005	2005	2004	2003	2002
Net loss	$(8,645)	$(16,650)	$(16,699)	$(7,531)	$(878)
Interest and other income	(19)	(19)	—	—	—
Depreciation and amortization	442	442	404	303	153

EBITDA	(8,222)	(16,227)	(16,295)	(7,228)	(725)
Net change in deferred revenue	21,254	32,913	8,698	6,545	793
Net change in deferred course costs	(1,962)	(3,186)	(907)	(828)	(72)

Adjusted EBITDA	$11,070	$13,500	$(8,504)	$(1,511)	$(4)

Balance Sheet Information:

	March 31, 2006	March 31, 2006 As adjusted(1)
	(unaudited)
Total assets	$17,018	$43,818
Total liabilities	$35,418	$35,418
Working capital(2)	$(22,095)	$4,705
Total stockholders' equity (deficit)	$(18,400)	$8,400
Net tangible book value per share	$(2.84)	$0.49
Shares outstanding (basic and diluted)	7,600	10,600

(1)
Gives effect to the sale of shares of common stock by us in this offering at an assumed initial offering price of $10.00 per share, the mid-point of the range on the front cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

(2)
Working capital, as adjusted, includes the net proceeds from the offering after deducting underwriting discounts and commissions and nonaccountable expenses of $2.7 million and our estimated offering expenses of $0.5 million. Actual working capital may vary as a result of changes in the costs of the offering.

 Management's Discussion and Analysis of
Financial Condition and Results of Operations

        You should read the following discussion in conjunction with our financial statements and the notes thereto and other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

Executive Overview

        We provide for-profit post-secondary educational and training courses for students throughout the United States interested in learning about investing in the stock market and in other financial instruments. We believe we are one of the largest financial market training companies in the U.S. We currently offer free introductory workshops, three-day training sessions and eight advanced courses covering a broad array of financial investments including stock market investing, stock trading and stock futures strategies, options trading and asset protection strategies.

        We currently market our programs under four brands:

  •
  Teach Me To Trade®—offered to the novice investor, which is our largest demographic group;

  •
  Star Trader™—offered to stock market investors with limited stock market experience who wish to trade more effectively;

  •
  Options Success™—offered to investors interested in learning about options and other derivative securities; and

  •
  Stock Success Systems™—offered to less experienced investors through marketing alliances with other companies engaged in for-profit post-secondary education. We offer these private label courses at programs conducted by other companies.

Internal Controls

        We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, our independent auditors have recently noted in a letter to management outlining material weaknesses in our internal controls regarding financial reporting and have offered suggestions regarding our internal controls and operations. According to the letter, we did not have a sufficient amount or type of staff in the financial, accounting and external reporting areas. In response to the letter, we hired additional accounting employees, added a new chief financial officer at WIN who is available to us under our Administrative Services Agreement with WIN and hired our own chief financial officer in March 2006. We also intend to hire additional financial professionals with a background in public reporting responsibilities, and we intend to add further to our finance, control and reporting staff in order to meet our public reporting responsibilities.

Basis of Presentation

        This discussion and analysis is based on the accompanying historical financial data for the three months ended March 31, 2005 and 2006 and for the years ended December 31, 2003, 2004 and 2005. The historical financial data for 2003 and 2004 show our results when we operated as the financial markets education division of WIN. The 2005 presentation includes the combination of financial data through July 31, 2005, while we were operating as the financial markets education division of WIN, and the period starting August 1 through December 31, 2005 when we became a stand alone legal entity. 2006 is presented to reflect that we are a stand alone legal entity.

        We have also provided pro forma financial information for 2005 and 2006 which presents data as though we continued as the financial markets education division of WIN and retained deferred revenue and deferred course expenses remaining at July 25, 2005 and recognized the related revenue and course expenses as these courses were held or expired. Revenue received from WIN for fulfillment of courses and administrative fees charged to us at WIN have also been eliminated. We have used the pro forma 2005 and 2006 amounts for analysis purposes as these amounts are comparable to 2003 and 2004.

        All financial information, except per share data, is expressed in thousands.

Statement of Operations data:

	Three months ended March 31, (unaudited)
	Pro forma 2006	2006	2005
Revenue	$23,548	$17,174	$10,118
Operating expenses:
Direct course expenses	12,430	11,700	5,865
Advertising and sales expenses	6,396	6,396	4,349
General and administrative expenses	2,493	2,654	1,441

	21,319	20,750	11,655

Earnings (loss) from operations	2,229	(3,576)	(1,537)
Earnings (loss) before income taxes	2,250	(3,555)	(1,537)

Net earnings (loss)	$2,250	$(3,555)	$(1,537)

Net earnings (loss) per share	$0.30	$(0.47)	$(0.20)
Shares outstanding, basic and diluted	$7,600	$7,600	$7,600
	Years ended December 31,
	Pro forma 2005	2005	2004	2003
	(unaudited)
Revenue	$55,230	$46,257	$36,519	$18,564
Operating expenses:
Direct course expenses	33,936	32,712	23,159	10,123
Advertising and sales expenses	21,943	21,943	20,181	9,567
General and administrative expenses	8,015	8,271	9,878	6,405

	63,894	62,926	53,218	26,095

Loss from operations	(8,664)	(16,669)	(16,699)	(7,531)
Loss before income taxes	(8,645)	(16,650)	(16,699)	(7,531)

Net loss	$(8,645)	$(16,650)	$(16,699)	$(7,531)

Net loss per share	$(1.14)	$(2.19)	$(2.20)	$(0.99)
Shares outstanding, basic and diluted	$7,600	$7,600	$7,600	$7,600

        Our operating results are expressed as a percentage of revenue below:

	Three months ended March 31, (unaudited)
	Pro forma 2006	2006	2005
Revenue	100.0%	100.0%	100.0%
Operating expenses:
Direct course expenses	52.8%	68.1%	58.0%
Advertising and sales expenses	27.2%	37.2%	43.0%
General and administrative expenses	10.6%	15.5%	14.2%

	90.5%	120.8%	115.2%

Earnings (loss) from operations	9.5%	(20.8)%	(15.2)%
Earnings (loss) before income taxes	9.6%	(20.7)%	(15.2)%

Net earnings (loss)	9.6%	(20.7)%	(15.2)%

	Years ended December 31,
	Pro forma 2005	2005	2004	2003
	(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Direct course expenses	61.4%	70.7%	63.4%	54.5%
Advertising and sales expenses	39.7%	47.4%	55.3%	51.5%
General and administrative expenses	14.5%	17.9%	27.0%	34.5%

	115.7%	136.0%	145.7%	140.6%

Loss from operations	(15.7)%	(36.0)%	(45.7)%	(40.6)%
Loss before income taxes	(15.7)%	(36.0)%	(45.7)%	(40.6)%

Net loss	(15.7)%	(36.0)%	(45.7)%	(40.6)%

        Over the past three years, our revenue has grown at a compounded annual rate of 44% while our operating expenses grew at a 35% compounded annual rate. Through continued leveraging of our fixed costs, improving our overall marketing efficiency and course delivery, we expect to grow revenue at a faster rate than the growth of operating costs.

        Our cost structure is particularly sensitive to increasing television advertising and production costs and travel related expenses. However, a very meaningful part of our cost structure is variable in nature, such as instructor related costs which are primarily a function of sales realized.

        We obtain the majority of our students through free introductory workshops. These free introductory workshops are established in various metropolitan areas in the United States. Prior to the actual workshop, we expend a significant amount money in the form of advertising through various media, such as the following:

  •
  Television commercials and infomercials

  •
  Newspaper advertisements

  •
  Direct mail

  •
  Internet advertising

  •
  Email advertising

        Between 30% to 50%, depending on the brand, of those students attending the free introductory workshops purchase a three-day training session which usually takes place within three weeks after the free workshop.

        At the conclusion of the three-day training session the student is encouraged to enroll in advanced courses. The student may take up to one year to complete the advanced course but he or she must attend at least one class either in person or electronically every 60 days. Revenue is recognized ratably when the student attends a course either in person or electronically.

        As reflected in the following chart, cash received from course or product sales differs from the revenue reported for financial statement purposes (in thousands):

	Three months ended March 31, (unaudited)
	Pro forma 2006	2006	2005
Cash received from course or product sales	$26,976	$27,850	$15,321
Less: Net change in deferred revenue	(3,428)	(10,676)	(5,203)

Revenue for financial reporting purposes	$23,548	$17,174	$10,118

	Years ended December 31,
	Pro forma 2005	2005	2004	2003
	(unaudited)
Cash received from course or product sales	$76,484	$79,170	$45,217	$25,109
Less: Net change in deferred revenue	(21,254)	(32,913)	(8,698)	(6,545)

Revenue for financial reporting purposes	$55,230	$46,257	$36,519	$18,564

        Due to the timing differences between cash collection and the time at which our students actually take the course (or course expiration, which ever is earlier), we have experienced a substantial amount of deferred revenue throughout the year. As the following chart shows, deferred revenue as a percentage of revenue reported for financial statement purposes ranged from 39.0% to 46.8% over the past three years (in thousands):

	Three months ended March 31,
	2006	2005
	(unaudited)
Deferred revenue	$32,328	$21,146
Revenue	$17,174	$10,118

Deferred revenue as a percentage of revenue	47.1%	52.2%

	Years ended December 31,
	2005	2004	2003
Deferred revenue	$21,652	$15,943	$7,245
Revenue	$46,257	$36,519	$18,564

Deferred revenue as a percentage of revenue	46.8%	43.7%	39.0%

        We will continue to have differences between cash flows and reported revenues in our statement of operations as the students have yet to take the courses they have paid for. The overall expenses associated with delivering the advanced courses are significantly lower than the expenses surrounding the free introductory workshops and three-day training sessions. We hire speakers, instructors, trainers and mentors on an independent contractor basis. These individuals are compensated primarily on a commission basis or sometimes on a fixed fee basis.

Related Party Agreements

        We have entered into an Administrative Services Agreement, a Fulfillment Agreement, a Lead Marketing Agreement, an Assignment Agreement, and a Voting Agreement with WIN. A summary of each agreement follows:

  Administrative Services Agreement:

        WIN has agreed to provide administrative and operational assistance as needed, in the following areas:

    •
    Executive Management

    •
    Finance and Business Planning

    •
    Accounting and Control

    •
    Business Development

    •
    Strategic Alliances

    •
    Legal

    •
    Bookkeeping

    •
    Confirmations

    •
    Education Content and Product Development

    •
    Facilities Management

    •
    Human Resources

    •
    Information Technology

    •
    Marketing

    •
    Operations

    •
    Sales

    •
    Shipping

        WIN is compensated for all services provided under this agreement at a monthly rate consisting of:

  •
  actual expenses incurred, and

  •
  an allocation of shared expenses based primarily upon the revenue of the two companies plus an administrative fee of 15% of such shared expenses.

        This agreement can be cancelled by WIN on 12 months notice to us and by us upon 90 days notice to WIN. During 2003, 2004 and 2005, shared expenses were allocated 65% to WIN and 35% to us. In the first quarter of 2006, shared expenses were allocated 55% to WIN and 45% to us because our revenue increased relative to WIN. Under the terms of the agreement, management of both companies meet on a regular basis to evaluate and agree on an allocation percentage based on revenue and other related business operations factors of the two companies. Management's recommendations as to the allocation percentage must then be approved by the Chief Executive Officer and the Audit Committee of each company before being instituted.

  Fulfillment Agreement:

        We agreed to fulfill all of WIN's outstanding financial market education obligations sold to students prior to August 1, 2005. These training obligations encompass all obligations related to the financial markets education training, including mentoring sessions, sold by WIN or any of WIN's business entities prior to August 1, 2005 that have not yet been fulfilled. Each outstanding course or mentorship that has not been fulfilled is deemed an unfulfilled training obligation. WIN will pay to us a contractually fixed amount each month per student for each training session fulfilled by us. This agreement terminates on August 1, 2006.

        When we became a separate legal entity, WIN retained $24.4 million in deferred revenue, net of $2.8 million of deferred seminar costs. WIN and we entered into a Fulfillment Agreement whereby WIN would compensate us on a fixed amount per student as satisfaction of its obligation to train and educate students who paid for courses. For the period August 1, 2005 through December 31, 2005, WIN paid us $2.7 million in fees related to EduTrades' performance under the Fulfillment Agreement which we recognized as revenues. During the first three months of 2006, WIN paid us $0.9 million under the Fulfillment Agreement. The deferred revenue relating to this payment were recognized on WIN's books as $11.7 million and the operating expenses on WIN's books were $3.9 million in 2005 and $7.2 million in revenue with $1.6 million in expenses during the first three months of 2006.

        Following are the deferred revenues and seminar costs assumed by WIN on July 25, 2005, and the activity through March 31, 2006 (in thousands):

	Revenues	Seminar Costs
Assumed amounts at August 1, 2005	$27,204	$2,802
Activity August 1, 2005 through December 31, 2005	(11,659)	(1,224)

Balance at December 31, 2005	15,545	1,578
Activity for January 1, 2006 through March 31, 2006	(7,248)	(730)

Balance at March 31, 2006	$8,297	$848

        Following are the statement of operations effects of the deferred revenues and expenses assumed by WIN through March 31, 2006 (in thousands):

	Three months ended March 31, 2006	Year ended December 31, 2005
	(unaudited)
Revenues earned	$7,248	$11,659
Operating expenses:
Seminar costs	730	1,224
Fulfillment fees paid to us	874	2,686

	1,604	3,910

Operating earnings	$5,644	$7,749

  Lead Marketing Agreement:

        WIN has agreed to provide us with marketing services to be conducted and targeted at our customer database. Direct advertising and marketing services which relate to us are reimbursed to WIN and shared expenses are billed with a 15% administrative fee as provided in the Administrative Services Agreement. This agreement can be cancelled by WIN or us upon 90 days notice.

  Assignment Agreement:

        In July 2005 WIN assigned to us all of its right, title and interest, in all intellectual property rights, including copyrights, student lists, internet property and proprietary information. WIN retained a right of first refusal to repurchase the assigned intellectual property rights if we propose to transfer them to a third party through a merger or acquisition. The existence of this right could reduce the attractiveness of us to a potential merger or acquisition party thereby depressing the market price of our common stock.

  Voting Agreement:

        Commencing on the effective date of the prospectus and for a period of five years thereafter, WIN has agreed that the voting securities it now owns or hereafter acquires in us will be voted by a majority vote of the independent directors serving on the Board of Directors of WIN with respect to any vote submitted to our shareholders at any annual or special shareholders' meeting. In the event there are no independent directors serving on the WIN Board at the time of any such meeting, WIN agreed that the voting securities it now owns or hereafter acquires in us will be voted by the remaining directors serving on the WIN Board at any such meeting in the same manner as the majority of the voting securities not owned by WIN are voted at the shareholders' meeting.

Critical Accounting Policies

Deferred Revenue

        We are engaged primarily in the business of providing post-secondary financial education through courses of study, as well as educational materials. Students pay for the advanced courses in advance and we record the proceeds from the sale of such courses as deferred revenue when payment is received. The revenue is earned when the student attends the training program, the student receives the course electronically or at the expiration of our obligation to provide training, whichever comes first. The student may take up to one year to complete the program, but must attend in person or electronically at least one class every 60 days. Revenue is recognized ratably when the student attends a course either in person or the student receives the course electronically, but in no event later than one year from the date the contract was signed.

        As we are in a similar business as WIN and share many accounting functions, all accounting policies used by WIN are also used by us. WIN will be restating its results due to revenue recognition changes. Therefore, it is likely that we will also be restating our results. This change in revenue recognition resulted from an inquiry by the U.S. Securities and Exchange Commission in connection with a review of WIN's Registration Statement on Form S-1.

Advertising expense and prepaid advertising

        Advertising costs, training room rentals and direct sales expenses are expensed as incurred. Advertising paid in advance is recorded as prepaid until such time as the advertisement is published.

Deferred Expenses

        Certain direct course expenses are deferred until such time the course is conducted and the related revenue is earned.

        Historically, the amount of revenue collected is directly related to the amount of advertising and direct selling expenses incurred. The revenue from the training courses can be deferred as much as one year after the advertising and selling expenses are incurred. A statement of operations can show increased losses, or reduced net earnings, in periods in which course registration and cash receipts are growing at a fast rate.

        From a balance sheet perspective, the liability which we designate as "deferred revenue," will increase as payments for advanced courses are collected in advance and the classes to which they pertain have not yet taken place or have not expired. When more courses are completed, as compared to the amount of new program sales, our deferred revenue will decrease and therefore increase our revenue. Furthermore, since we receive cash in advance of providing the training, we need to retain sufficient cash to pay final training costs.

        We make no estimates with respect to our critical accounting policies. All amounts recorded under these policies reflect the actual amount of cash collected or expended.

Impairment of Long Lived Assets

        We review our long lived assets such as property and equipment, customer lists and trademarks and goodwill periodically to determine whether or not there has been an impairment to these assets. Methods for determining impairments include analysis of the carrying amount compared to the present value of future cash flows and other methods of impairment testing as detailed in Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Results of Operations

        Statement of operations comparisons contained in this analysis use the pro forma amounts since these amounts are the most comparable to prior years. The pro forma amounts do not include the effect on our results of operations under the Fulfillment Agreement with WIN.

Three Months Ended March 31, 2006 Compared to March 31, 2005

Revenue

        Total revenue for the quarter ended March 31, 2006 and 2005 were $23.5 million and $10.1 million, respectively, an increase of $13.4 million, or 132.7%. Cash sales for the first quarter ended March 31, 2006 and 2005 were $27.0 million and $15.3 million, respectively, an increase of $11.7 million, or 76.1%.

        The increase in cash sales was due to an increase in the number of free introductory workshops by 30.6%, the number of students attending those workshops by 41.0%, the number of three-day training sessions by 23.2% and the number of students attending those training sessions by 47.6%. In addition, cash sales generated via our telemarketing efforts increased 237.2% in the first quarter of 2006 compared to the first quarter of 2005.

        The following illustrates information about our courses, the number of students and average students per paid course:

	Three months ended March 31,
	2006	2005	% Change
	(unaudited)
Number of Courses
Free introductory workshops	512	392	30.6%
Three-day sessions	85	69	23.2%
Advanced live courses	45	15	200.0%
Advanced electronic and Web-based courses	32	10	220.0%

	674	486	38.7%

Number of Students
Free introductory workshops	23,683	16,801	41.0%
Three-day sessions	8,749	5,928	47.6%
Advanced live courses	1,624	399	307.0%
Advanced electronic and Web-based courses	2,820	157	1696.2%

	36,876	23,285	58.4%

Average Students per Paid Course
Three-day sessions	102.9	85.9	19.8%
Advanced live courses	36.1	26.6	35.7%

        Cash sales for courses generated by our free introductory workshops increased by 7.8% due to an improved close ratio and an improvement in mix in favor of higher priced three-day training sessions. Cash sales per attendee at our three-day training sessions increased by 16.3% due to a higher close ratio and improved success in selling advanced programs.

        Cash sales of our Teach Me to Trade® brand for the quarter ended March 31, 2006 and 2005 were $19.4 million and $10.1 million, respectively, an increase of $9.0 million, or 92.0%. Cash sales of our Star Trader™ brand for the quarter ended March 31, 2006 and 2005 were $7.8 million and 4.1 million, respectively, or an increase of $3.7 million, or 88.7%. Both brands benefited from increased revenue that resulted from our adding more trainers and more free introductory workshops.

Direct Course Expenses

        Direct course expenses, which consist of speakers' fees, facilities costs and field representatives' salaries and travel expenses, were $12.4 million in the first quarter of 2006 and $5.9 million in the first quarter of 2005, an increase of $6.5 million, or 111.9%. Direct course expenses as a percentage of revenue declined to 52.8% of revenue in the first quarter of 2006 compared to 58.0% in the first quarter of 2005. The improvement was due to a favorable mix of revenue towards higher margin advanced courses.

Advertising and Sales Expenses

        Advertising and sales expenses were $6.4 million in the first quarter of 2006 and $4.3 million in the first quarter of 2005, an increase of $2.1 million, or 47.1%. The growth of advertising and sales expenses is primarily due to the increase in advertising and sales to support the increase in the number of free introductory workshops held. The increase in the number of free introductory workshops and the number of students attending those workshops were 30.6% and 41.0%, respectively, in the first quarter of 2006 as compared to the first quarter of 2005.

General and Administrative Expenses

        General and administrative expenses were $2.5 million in the first quarter of 2006 compared to $1.4 million in the first quarter of 2005, an increase of $1.1 million, or 73.0%. General and administrative expenses as a percentage of revenue declined to 10.6% of revenue in the first quarter of 2006 compared to 14.2% in the first quarter of 2005. The primary increase was the result of higher labor costs due to additional staffing levels to support our growing sales volume. However, sales increased faster than our increase in labor and other costs, thus reducing the ratio of general and administrative expenses to revenue.

Net Earnings (Loss)

        Net earnings for the first quarter of 2006 was $2.3 million compared to a net loss of $1.5 million in the first quarter of 2005, an improvement of $3.8 million. Net earnings per share amounted to $0.30 in the first quarter of 2006 as compared to a net loss per share of $0.20 in the first quarter of 2005, an improvement of $0.50 per share. This improvement is due to an increase in revenue at a faster rate than increasing expenses.

2005 Compared to 2004

Revenue

        Total revenue for the years ended December 31, 2005 and 2004 were $55.2 million and $36.5 million, respectively, an increase of $18.7 million, or 51.2%. The increase in sales was caused by several factors. There was growth in the Teach Me To Trade® and Star Trader™ brands and in the advanced training portion of our business. Our telemarketing and other sales, which represented approximately 5% of our revenue in 2004, increased proportionately. Increases in revenue are directly related to increases in our sales volume, courses held and courses attended.

        Total revenue increased over the previous year due to lowering the price of our three-day training session in 2004 which resulted in enrolling more students through these initial training sessions. An increase in students taking our three-day training sessions also increased enrollment in the advanced courses. So while our sales revenue for our three-day courses declined, revenues from advanced courses increased. A portion of the increase in revenue is attributable to a price increase of 7.5% for our advanced courses in November 2004. Moreover, the increased effectiveness of our television marketing increased the number of students attending our free introductory workshops for the same marketing budget.

        The following illustrates the number of courses, the number of students and average students per paid course:

	Years ended December 31,
			% Change
	2005	2004
	(unaudited)
Number of Courses
Free introductory workshops	1,822	1,024	77.9%
Three-day sessions	328	190	72.6%
Advanced live courses	165	156	5.8%
Advanced electronic and Web-based courses	101	18	461.1%

	2,416	1,388	74.1%

Number of Students
Free introductory workshops	77,964	62,716	24.3%
Three-day sessions	36,391	15,674	132.2%
Advanced live courses	4,803	3,467	38.5%
Advanced electronic and Web-based courses	4,362	535	715.3%

	123,520	82,392	49.9%

Average Students per Paid Course
Three-day sessions	110.9	82.5	34.5%
Advanced live courses	29.1	22.2	31.0%

        Teach Me To Trade® cash sales were $49.1 million in 2005 and $36.6 million in 2004, an increase of $12.5 million. The reason for the increase in Teach Me To Trade® brand cash sales is an increase in marketing efficiency, higher and more consistent sales performance, and the maturing and expansion of the brand. Star Trader™ cash sales were approximately $26.8 million in 2005 and $8.7 million in 2004.

Direct Course Expenses

        Direct course expenses, which consist of speakers' fees, facilities costs and field representatives' salaries and travel expenses, were $33.9 million in 2005 and $23.2 million in 2004, an increase of $10.8 million, or 46.5%. Direct course expenses as a percent of revenue were 61.4% for 2005 versus 63.4% for 2004. Direct course expenses are primarily driven by the number of courses held and the increases in expenses reflect the overall increase in courses held during 2005 compared to 2004. Speaker commissions are approximately 10-12% of the revenue amount generated.

Advertising and Sales Expenses

        Advertising and sales expense, of which advertising represents approximately 85%, were $21.9 million in 2005 and $20.2 million in 2004 an increase of $1.7 million, or 8.7%. The growth of advertising and sales expense is primarily due to the increase in advertising and sales to support an increase in the number of free introductory workshops held. The increase in the number of free workshops and students attending free workshops were 77.9% and 24.3%, respectively, in 2005 as compared to 2004. The addition of more brands, the continued expansion of the brands, and the expansion in the number of selling teams for each brand are also reflected in this increase.

General and Administrative Expenses

        General and administrative expenses were $8.0 million for 2005 compared to $9.9 million for 2004, a decrease of $1.9 million, or 18.9%. Payroll and payroll benefits account for approximately 89% of general and administrative expenses. General and administrative expenses as a percentage of revenue were 14.5% for 2005 compared to 27.0% in 2004. The decline in 2005 was the result of a reduction in workforce in the third quarter of 2004.

Net Loss

        Net losses for 2005 and 2004 were $8.6 million and $16.7 million, respectively, an improvement of $8.1 million, or 48.2%. For the year ended December 31, 2005, the loss amounted to $1.14 per share as compared to $2.20 per share for 2004. The improvement is primarily due to the increase in revenues and reduction in general and administrative expenses in 2005, with smaller proportionate increases in other operating expenses as compared to 2004.

2004 Compared to 2003

Revenue

        Total revenue for the years ended December 31, 2004 and 2003, were $36.5 million and $18.6 million, respectively, an increase of $17.9 million, or 96.7%. The increase in sales was caused by several factors. There was significant growth in the Teach Me To Trade® brand. The Star Trader™ brand began training programs in November 2003 and did not show significant revenue in 2003, but had revenue of $4.6 million in 2004. Increases in revenue have been caused by increases in our sales volume, courses held and courses attended. However, revenue increased over the previous year due to lowering the price of our three-day training sessions which resulted in enrolling more students through these initial training sessions. More students taking the training sessions also increased our enrollment in the advanced courses. Moreover, the increased effectiveness of our television marketing increased the number of students attending our free introductory workshops for the same marketing budget.

        Teach Me To Trade® cash sales were $36.6 million in 2004 and $25.1 million in 2003, an increase of $11.5 million. The reason for the increase in Teach Me To Trade® brand cash sales were an increase in marketing efficiency, higher and more consistent sales performance, and the maturing and expansion of the brand. Star Trader™ cash sales were $8.7 million in 2004, and insignificant in 2003, as we acquired the Star Trader™ brand in November of that year.

Direct Course Expenses

        Direct course expenses amounted to $23.2 million and $10.1 million in 2004 and 2003, respectively, an increase of $13.1 million, or 128.8%. Direct course expenses as a percent of revenue were 63.4% for 2004 compared to 54.5% for 2003. Direct course expenses are primarily driven by the number of courses held and the increase in expenses reflects the increase in the number of courses held in 2004 compared to 2003. Speaker commissions are approximately 10 - 12% of the revenue amount generated.

Advertising and Sales Expenses

        Advertising and sales expense, of which advertising represents approximately 85%, were $20.2 million and $9.6 million for 2004 and 2003, respectively, an increase of $10.6 million, or 110.9%. The growth of advertising and sales expense is primarily due to the costs involved in the increase in advertising to support free preview trainings held, the cost of which are recognized as expense when incurred.

General and Administrative Expenses

        General and administrative expenses were $9.9 million and $6.4 million for 2004 and 2003, respectively, an increase of $3.5 million, or 54.2%. Payroll and payroll benefits account for approximately 89% of general and administrative expenses. General and administrative expenses as a percentage of revenue were 27.0% for 2004 compared to 34.5% in 2003. The decrease as a percentage of revenue is attributable to our ability to leverage revenue increases without corresponding increases in costs.

Net Loss

        Net losses for 2004 and 2003 were $16.7 million and $7.3 million, respectively, an increased loss of $9.4 million. On a per share basis, the loss amounted to $2.20 per share for 2004 and $0.99 per share for 2003. The increased net loss is primarily due to the increases in operating expenses over 2003.

Outlook

        We believe our cash sales will continue to grow with the expansion of our StarTrader™ brand, the expansion of programs under the Teach Me to Trade® brand and the introduction of the Options Success™ brand. We will continue to add additional training teams which will result in more workshops and more students. As a result of our ability to deliver courses via the Web or via DVD's, we anticipate that revenue from contract expirations will decline.

        We expect for direct course expenses to increase proportionally to cash sales. Direct course expenses are almost entirely variable as they consist of trainers' compensation, travel expense and the cost of renting training facilities. Therefore, we do not expect the ratio of direct course expenses to cash sales to change significantly.

        We expect that advertising and sales expenses will increase significantly as we drive to increase cash sales. As we add more trainers delivering more workshops in more cities, an increase in advertising will be required to support that drive. Since we advertise in advance of free workshops, and free workshops precede our paid three-day training sessions and also our advanced courses, there may be timing differences between when advertising expenses are recognized and when cash sales and revenue are recognized.

        General and administrative expenses are expected to increase as we separate our operations from WIN and as we grow in order to support an increased volume of business. We also expect to invest in our infrastructure, systems and personnel as our business grows. We expect to incur costs relating to our efforts to become Sarbanes-Oxley compliant, as well as increased auditing and legal fees relating to being a publicly traded company. In addition, we expect general and administrative expenses to increase due to:

  •
  Improving and upgrading the content of our course offerings;

  •
  Improving and upgrading our student services and support;

  •
  Improving and upgrading our technology platforms that deliver live data feeds and also those that provide course content via the Web;

  •
  Increasing our training and infrastructure costs for our trainers, instructors, managers and employees;

  •
  Adding more administrative and support offices as we expand; and

  •
  Recruiting more professional managers with prior experience operating growth companies.

Liquidity and Capital Resources at March 31, 2006

        Our capital requirements consist primarily of working capital, financing transactions, and capital expenditures. We fund our working capital and capital expenditures using cash and cash equivalents on hand. Cash increased $4.9 million during the first three months of 2006 from $1.4 million as of December 31, 2005 to $6.3 million as of March 31, 2006. Cash from operations was $5.9 million and was the result of an increase in deferred revenue of $10.7 million and an increase in accrued course expenses of $1.1 million offset by a net loss of $3.6 million, an increase in restricted cash of $1.3 million and an increase in deferred course expenses of $1.1 million as well as other items. During the first three months of 2006 we had no investing activities and we increased our intercompany balance by $0.6 million to WIN.

        Cash increased by $1.4 million in 2005 from nil in 2004. This increase is principally due to an increase in cash generated from operating activities, offset by cash usages in financing activities and to a lesser extent investing activities. Our cash flow provided by operating activities was $12.2 million in 2005 compared to a usage of $7.2 million in 2004. The cash generation in 2005 was the result of an increase of $32.9 million in deferred revenue and $1.2 million in accrued expenses partially offset by a $16.7 million net loss and $3.2 million in deferred course expenses. The cash usage in 2004 was the result of a loss of $16.7 million partially offset by an increase in deferred revenue of $8.7 million.

        Our cash used in investing activities was $0.4 million in 2005, and $0.8 million in 2004, and was used for business acquisitions and equipment purchases.

        Our cash used in financing activities amounted to $10.4 million in 2005 as compared to $8.0 million provided by financing in 2004. The change is entirely due to an increase in net intercompany funding to WIN.

        Historically, we have been able to fund all of our operations primarily through existing working capital and our Parent's funding. We intend to continue to use working capital for operating purposes. From time to time, we evaluate potential acquisitions of business products or technologies that complement our business. To the extent that resources are insufficient to fund future activities, we may need to raise additional funds. However, there can be no assurance that additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results and financial condition.

        We had no debt repayment or operating lease commitments as of March 31, 2006.

        We believe our cash resources along with proceeds of the offering are sufficient to fund our operations and growth plans for the next 12 months.

Recently Issued Accounting Pronouncements

Recent Accounting Pronouncements

        In December 2004, SFAS No. 123(R), Share-Based Payment, was issued, which supersedes APB No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Under SFAS No. 123(R) all share-based payments would be treated as other forms of compensation by recognizing the costs, generally measured as the fair market value at the date of grant, in the consolidated income statement. We will adopt, as required, SFAS No. 123R for its fiscal year beginning January 1, 2006. Share-based payment expense amounts historically disclosed as required by SFAS No. 123(R) will now be recognized as an expense in the consolidated income statement.

        We have chosen the modified prospective application (MPA) method for implementing SFAS No. 123(R). Under the MPA method, new awards will be valued and accounted for prospectively upon adoption. Outstanding prior awards that are unvested will be recognized as compensation expense over the remaining requisite service period. Prior periods will not be restated.

        The impact of adoption of SFAS No. 123(R) is that future share based payment awards will be recorded as compensation expense over their requisite service period, and such expense is expected to be material to future earnings. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings (loss) per share in the Notes to Financial Statements.

Our Business

Introduction

        We train and educate students interested in learning about investing in the stock market and in other financial instruments. We currently offer free introductory workshops to an average of 8,000 new students per month. Since 2002, we have provided free introductory workshops to approximately 211,000 students and have enrolled approximately 70,000 students in one or more of our paid programs.

        Prior to this offering, we have been funded, owned and controlled by WIN. WIN provides post-secondary education and training products for students interested in real estate investing but does not compete with us in the stock market and financial instrument segment of the for-profit post-secondary education business.

        Our tuition ranges from $99 for a basic course to up to $39,000 for our most comprehensive advanced curriculum, which is comprised of a number of courses. Our training is offered:

  •
  In rented training facilities, conference centers and hotels;

  •
  At our regional training center in Salt Lake City, Utah, at other regional training centers or at other leased facilities selected by us; and

  •
  Through various forms of Web-based training and DVDs.

        Our students are initially recruited by attending a free introductory workshop related to a specific educational subject, which is hosted by one of our trainers and is held at a local hotel or other rented auditorium facility. The subject, date and location of the free introductory workshops are advertised in local newspapers, on our Web site, in television advertisements and through direct mailings and telemarketing. We hold these workshops in major metropolitan areas throughout the United States. Following the free introductory workshops, the student may purchase a three-day training session in a variety of subjects for $99 to $199. During these three-day training sessions, which are offered in the same cities as the free introductory workshops, students are then offered advanced training courses for tuition ranging from $9,000 to $39,000 per curriculum selected. These programs are offered at our Salt Lake City, Utah training facility, in regional training centers which we lease and other similar training facilities. We also offer, throughout the training process, educational software and reference materials on the subjects we teach. We engage approximately 100 trainers, instructors, mentors and coaches in connection with our various educational course offerings.

        Following the first fee-based training session, students interested in learning more on our course topics may also subscribe to our periodic publications, purchase books or software programs or attend other training courses. We also provide additional post-training mentor programs, conducted by our approximately 45 mentors, at our Salt Lake City training facility.

        Our revenue is derived from our various training programs, which include stock market strategies, options trading and asset protection strategies, along with the sale of software materials and data feeds. Our training programs include classroom education, group instruction at training centers, live Web-based virtual classrooms, DVD instruction and one-on-one mentoring programs.

        We support our educational training by providing our students with a series of outlines, DVDs, CDs, Web-based interactive discussions and learning tools, software programs and data feeds, which may also provide a recurring income stream to us once the student has completed his or her training programs. We offer educational publications and software packages, which are distributed to students registered in our educational programs and are also offered directly to the public.

        We currently market our programs under four brands:

  •
  Teach Me To Trade®—offered to the novice investor, which is our largest demographic group;

  •
  Star Trader™—offered to stock market investors with limited stock market experience who wish to trade more effectively;

  •
  Options Success™—offered to investors interested in learning about options and other derivative securities; and

  •
  Stock Success Systems™—offered to less experienced investors through marketing alliances with other companies engaged in for-profit post-secondary education. We offer these private label courses at programs conducted by other companies.

About Whitney Information Network, Inc.

        Since 1992, WIN has provided post-secondary educational and training courses for students throughout the United States. In recent years it has expanded its operations to include course offerings to students in Canada, England, Ireland and Scotland. From 2002 through July 2005, WIN offered stock market and related training products to its students. In July 2005, WIN organized our Company and transferred its stock market and related training products to us and we began to operate as an independent entity on August 1, 2005.

        WIN's current courses provide instruction in:

  •
  Real estate investing;

  •
  Business strategies;

  •
  Entering international business markets;

  •
  Cash management; and

  •
  Other financially-oriented subjects.

        WIN also develops and sells educational resource materials which it prepares to support its course offerings and to sell to the general public.

        Initially, WIN focused primarily on basic and advanced real estate training programs which it offered throughout the United States. Although its U.S. based real estate training programs represented approximately 69% of its revenue in 2005, WIN has gradually expanded its course offerings and geographical markets. For the years ended December 31, 2005, 2004 and 2003, WIN reported revenue of $178.6 million, $139.9 million and $95.0 million respectively, and net earnings (loss) of $17.4 million, $(30.1) million and $(1.2) million, respectively. WIN will be restating its results for 2005, 2004 and 2003 due to certain revenue recognition changes. The restatement will have no impact on WIN's cash flows from operations or cash position.

Industry Overview

        Approximately one-half of all U.S. households own stock, either directly or through a mutual fund or retirement plan, according to a 2005 survey by the Securities Industry Association, Federal Reserve Board and U.S. Census Bureau. This represents 56.9 million households in 2005, compared to 40.0 million ten years ago, and 15.9 million in 1983. Investment in the stock market and in mutual funds continues to be significant. In 2005, equity fund inflows amounted to $147.6 billion.

        Approximately 67% of all equity investors are between the ages of 35 and 64, with a 51 years of age mean and median, the peak earning and investing years, according to a 2005 survey by the Securities Industry Association/Investment Company Institute. According to the U.S. Census Bureau

and the same survey, of the 91.1 million individuals in the U.S. who own equities, the median household income was $65,000, the median financial household assets were $125,000, 70% were married, 56% were college graduates and 70% were employed.

        There has also been a growth in volume of trading in alternative financial instruments such as options, single stock futures and index futures. According to the Chicago Board Options Exchange, trading volume reached record levels in 2005. The number of option contracts traded increased 29.7% to 468.2 million over 2004's 361.1 million. Through the first four months of 2006, option contract trading volume continued to grow at a rate of 41% over the same period in 2005.

Business Strategy

        Our goal is to continue our growth in the financial education industry by:

  •
  Increasing our revenue through improved marketing techniques such as our increased emphasis upon telemarketing and infomercials to attract new students and to enroll our existing and former students in additional programs;

  •
  Developing or acquiring other financial education brands to realize marketing efficiencies, such as our acquisitions of Teach Me To Trade® and Star Trader™. We believe that financial markets training can support multiple brands using the same marketing strategies, which offers significant marketing economies of scale;

  •
  Increasing the number and types of our course offerings and our channels of distribution to reflect students' current stock market and financial instrument interests. We will continue to update our course offerings to reflect popular investments and will also expand our other channels of distribution, such as DVDs and the Internet, to deliver our course material; and

  •
  Continuing the development of marketing alliances for product marketing, such as sharing programs with companies that also market educational products through seminars and other educational programs. These relationships help us enroll students for little or no additional marketing costs.

        In order to continue to institute the above strategies, we expect to spend substantial funds from the proceeds of the offering upgrading our technological platforms to deliver course materials to our students and developing software programs to improve ease of student registrations and access to the course work. In addition, we expect to invest in new training facilities to support our enrollment. For a more detailed discussion of these expenditures, please see "Use of Proceeds."

Educational Training

        Following a free introductory workshop, we offer our students a variety of tuition based educational courses and programs, as well as educational materials and services. Our programs provide the opportunity to train either in the student's home town or at local or regional camps conducted in rented facilities. Our trainers take students step-by-step through a curriculum that stresses a broad range of stock market educational training, money management and asset protection. We do not have any specific educational requirements for our trainers, but we do require that they have experience with respect to the subjects they teach and that they complete our training programs which we provide in order to prepare them to teach their particular subjects. Our programs are not recognized by colleges or accreditation agencies for credit toward a degree. Our financial educational training is taught to students in the United States through traditional course study and hands-on training, and includes the learning formats described below.

Learning Formats

        Three-day Basic Investment Training Programs.    Following our free introductory workshops, we hold three-day training sessions on various aspects of stock market investing generally where our introductory sessions were held or occasionally at a rented local or regional facility. At these sessions, our instructors take our students on a step-by-step basis through a curriculum that stresses a broad range of financial educational training, money management and asset protection.

        Advanced on-line e-Learning Training.    Each e-Learning class consists of 18 to 24 hours of course study taught live on-line through Web-based access. Our e-Learning allows students to satisfy course objectives without requiring them to attend live on-site lectures. We offer eight advanced training programs five of which are available through our e-Learning offerings. The e-Learning format is fully interactive so that students can communicate with the instructor and other students in the class as well as participate interactively in live presentations. Each e-Learning session is approximately three hours long and is offered over a six-week course of study.

        On Demand Training.    Our on demand training features the same content as our e-Learning Training, but is offered on demand on-line so that students can access the course of study at their own pace. Currently, five of our advanced training programs can be accessed via on demand training.

        Mentoring and Coaching.    We offer advanced training programs delivered on a one or two-to-one basis in the students' own hometown by one of our mentors. These programs typically last two to four days, involve direct interaction between one student and one mentor and generally involve the mentor assisting the student in actual stock market trading. The student may take up to one year to complete the program but must attend at least one class every 60 days. The program is comprised of four steps beginning with providing the student with introductory information on a CD and in a written manual, a pre-mentor coaching session, choice of a two-day one-on-one or a three-day two-on-one mentoring session and a post-mentor newsletter. By allowing students an extra day of mentoring in exchange for mentoring two students at one time significantly expands our mentoring capacity while increasing the exposure of the student to the mentor. We also offer the services of stock market coaches who provide ongoing information and answer students' questions by telephone.

        Providing Ongoing Student Services.    We provide ongoing educational training to our students, which includes providing new or additional educational information through DVDs, CDs and Web-based learning tools. We intend to develop additional educational materials which may be offered on a subscription basis to our students.

Advanced Course Offerings

        Master Trader.    Our Master Trader course offers training designed to provide traders and investors with the knowledge needed to invest in various market environments. This program offers the students a selection of long and short-term investment strategies and uses proprietary software developed by us. Course work includes technical analysis, fundamental analysis and trading techniques.

        Trading P.I.T.    Our Trading P.I.T. (pros-in-training) course describes the trading approaches of top money managers. The course teaches students how to create an income stream using more conservative trading techniques and other strategies designed to limit risk while increasing the probability of success. Strategies covered include a number of trading approaches such as bidirectional trading, hedged directional trading, non-directional trading, floor-trading strategies and capital preservation.

        Advanced Covered Calls.    Our Advanced Covered Calls course offers step-by-step cash flow strategies using the concept of options and LEAPS. In addition, we introduce students to Exchange Traded Funds.

        Hedging and Institutional Tactics and Strategies (HITS).    Our HITS course addresses rules regarding single stock futures, indices and Exchange Traded Funds. Instructors at the HITS program are industry seasoned traders and experts. We also discuss new tools associated with spread trading and leveraged trading. The exact tools, strategies and approaches of hedge fund managers, institutional traders and floor traders are also taught in this class.

        Advanced P.I.T. Training Camp.    Our Advanced P.I.T. Training course offers our students the opportunity to experience the market from the inside, directly from the floor of an organized exchange during a market visit followed by a simulated floor trading session after the market closes. Instruction is provided by our options trainers. Subjects include advanced spread trading strategies, CPR (current portfolio repair) and creating a personal mutual fund.

        Stock Investment and Asset Protection.    Our Stock Investment and Asset Protection courses teach entity planning, the strategy of using different entities to structure investments in order to lessen exposure to risks and liabilities, and preparation of retirement plans. We teach various trading strategies, how to create a trading business, how to capitalize on tax deductions and how to protect assets from the liabilities that threaten wealth.

        Advanced Technical Analysis.    Our Advanced Technical Analysis courses teach students the stock market trading concepts of pivot points, price extensions, price retracements and average range. The students also learn trading techniques for trade set-ups, triggers and targets.

        The Trading Room.    The Trading Room is a course in which stock market trading principles are taught individually and in groups in live market scenarios within the classroom.

Sales and Marketing

        We create interest in and demand for our educational programs, products and services through a mix of television advertising, print advertising, direct mail, e-mail, attendance at trade shows and Internet marketing. We have a full time sales force of approximately 100 independent contractors who act as trainers, instructors, mentors and coaches and are trained to handle the needs of new students, to promote new products and services to existing and former students and to respond to customer inquiries via phone, e-mail or the Internet. Our target students are individuals with annual incomes of $45,000 to $150,000, ages 35 to 65 years old. A majority of our students have high school educations with some college experience.

        Our marketing programs include:

  •
  Television advertising, including the use of 30 minute television infomercials, which is our primary means for promoting our educational courses. We generally concentrate our television advertising in the cities where our courses are scheduled to be held. Television advertising is often used in coordination with print and direct mail marketing in order to maximize sales efforts and create greater name recognition within the target population.

  •
  Newsprint advertising, which we also purchase in markets where our training courses are scheduled to be held.

  •
  Direct mail and e-mail marketing, which we have used since 2004 to promote our educational training courses and market new educational products, programs and services to our current and former students and to individuals whose names have been provided to us by third-party vendors.

  •
  Telemarketing campaigns to offer new and follow-on programs to our existing database of students including students who attended our free programs or our beginning education programs.

  •
  Internet marketing, which is primarily focused on banner advertising and keyword search to attract potential students to our web sites. The sites contain information about our products, programs, services and schedules and allow for enrollment on-line.

  •
  Cross promotional advertising campaigns, which we employ from time to time through marketing alliances with other financial education service providers. Such campaigns include offering our courses at other firms' program sessions, accepting other firms' courses for our program sessions and co-branding with well-known financial entities.

        We audit and review our marketing programs weekly to determine the cost effectiveness of our various marketing techniques, in our ongoing efforts to acquire students at the lowest possible marketing cost.

Competition

        The financial education training business is highly-fragmented and intensely competitive. In a broad sense, we compete with national and international post-secondary education companies such as Apollo Group, Inc., ITT Education Services, Inc., DeVry, Inc. and Universal Technical Institute, Inc. which offer technical and industrial training and career training as well as other companies, including WIN, that offer various types of real estate and related financial training in learning formats such as ours. We do not, however, compete with these or other companies that offer undergraduate or advanced degrees or continuing education programs. Additionally, WIN and we have agreed in writing that WIN will not offer stock trading courses and we will not offer real estate training courses.

        We compete directly with a number of companies, such as INVESTools Inc., GlobalTec Solutions, LLP and Optionetics, Inc. and with many smaller companies. Barriers to entry into the financial training industry are relatively low, which may increase our competition in the future.

        Generally, competitive factors within the proprietary educational market include:

  •
  The range and depth of course offerings;

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  Brand recognition and market effectiveness;

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  The quality of teachers and trainers;

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  The quality and ease of use of reference materials provided in connection with course studies; and

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  The cost of the educational process.

        We believe that the range and depth of our course offerings and our brand names offer competitive advantages over many of our direct competitors. We train our own instructors and trainers and we prepare most of our own course materials which we believe offer us competitive advantages over companies that do not train their own teachers or develop their own educational materials. We believe our advanced course offerings and provision of mentors are unique in our industry and assist us in attracting students. Our charges for our educational courses are consistent with those of our competitors.

Intellectual Property

        We regard our educational materials and products, trademarks, service marks and trade symbols as proprietary and material to the ongoing operation of our business, and we rely primarily on statutory and common law protections, such as copyrights and trademarks, to protect our interests in these materials. While some of our products and trade names are commonly used terms and do not afford us significant copyright or trademark protection, we also use employee and third-party non-competition and non-disclosure agreements and other contractual methods of protecting proprietary rights to safeguard our intellectual property. We have registered the trade name Teach Me To Trade® and have applied to register Star Trader™ and EduTrades™. We intend to register the trademarks Options Success™ and Stock Success Systems™.

Employees

        At April 30, 2006, we had approximately 189 full time employees, including 71 field representatives, 60 were telemarketers and 34 were customer service and support personnel. We have approximately 100 independent contractors who act as trainers, instructors, mentors and coaches. Our independent contractors sign non-competition agreements prohibiting them from offering similar services to our competitors during their contract periods. We compensate our independent contractors with fixed fees for services provided or on a commission basis. Our employees are not represented by a labor union and we believe our relations with our employees are satisfactory.

Facilities

        We use approximately 10,000 square feet of space for our corporate offices and training facilities at 1612 East Cape Coral Parkway, Cape Coral, Florida, which are provided by WIN under our Administrative Services Agreement, which is described below under "Related Party Transactions." We also use approximately 6,783 square feet of space for corporate offices and training facilities in Salt Lake City, Utah, also provided under our Administrative Services Agreement with WIN. To support our growth, we are actively assessing new office space in Salt Lake City, Utah.

        We locate what we refer to as regional training centers in temporarily rented facilities in a number of cities across our market areas. We also rent, generally for three to five days, training rooms in hotels and other venues for use in training our students.

Government Regulation

        Our products and services are marketed via a number of channels, including television, print, postal mail, radio, on-line banners, paid and organic search and other email marketing campaigns, which are regulated by numerous federal and state laws and regulations, including, but not limited to, anti-fraud laws, consumer protection laws, privacy laws, telemarketing laws, telephone solicitation laws and spam laws. While to date we have not been adversely impacted by any such regulation, we believe that our marketing activities will increasingly be subject to such regulation, which may: (1) limit our ability to solicit new students or offer additional products or services to existing students, and (2) result in noncompliance, which may subject us to fines or various forms of civil or criminal prosecution. Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our business.

        Although our operations on the Internet are not currently regulated by any government agency, it is possible that a number of laws and regulations may be adopted in the future governing the Internet. In addtion, existing laws may be interpreted to apply to the Internet in ways not currently contemplated. We believe we are in full compliance with all current applicable laws, rules and regulations.

Legal Proceedings

        We are not currently involved in any legal proceedings.

Management

        Information concerning our directors and executive officers is set forth below:

Name	Age	Position
Nicholas S. Maturo	58	Chairman of the Board and Chief Executive Officer
Colin S. Jackson	42	Chief Financial Officer
Rance Masheck	43	Vice President, Sales and Marketing
Ronald S. Simon	63	Director
Frederick A. Cardin	59	Director
Chester P. Schwartz	60	Director
Stephen L. Cootey	37	Director
Anthony B. Petrelli	53	Director

        Nicholas S. Maturo, Chairman of the Board and Chief Executive Officer.    Mr. Maturo became our Chief Executive Officer and a director in 2005. He joined WIN in 2002, became its Chief Operating Officer in 2003 and its President in 2004. He was the Chief Operating Officer of Food Trader, Inc. from 2000 to 2001. From 1981 to 2000, he held a number of executive positions with Kraft Foods and was Chief Information Officer when he left Kraft. Mr. Maturo earned a Bachelor of Commerce degree in finance and economics from McGill University and also completed the Executive General Management Program at McGill University. He devotes approximately 75% of his time to our operations with the balance of his time devoted to the operations of WIN. Upon completion of the offering, he will devote all of his time to our operations.

        Colin S. Jackson, Chief Financial Officer.    Mr. Jackson became our Chief Financial Officer in March 2006. From 2004 until he joined us he was Chief Financial Officer of Consolidated Investment Group, a Denver, Colorado based investment management company which manages over $1 billion in real estate and securities. From 1998 to 2003 he was Director of Treasury at Evans & Sutherland Computer Corporation, a publicly held company for which he was responsible for treasury operations, planning and SEC reporting. From 1995 to 1998 he was Manager of Corporate Finance with the Campbell Soup Company. Mr. Jackson earned a Bachelor of Arts degree in economics from the University of California, Los Angeles and a Master of Business Administration degree from the Kellogg School of Management at Northwestern University.

        Rance Masheck, Vice President, Sales and Marketing.    Mr. Masheck has been our Vice President, Sales and Marketing since 2005. He joined WIN in 2002 after WIN acquired SpeakTek, Inc., of which Mr. Masheck was a principal. Prior to founding SpeakTek, Inc., Mr. Masheck worked at Anthony Robbins Companies and PSI Seminars.

        Ronald S. Simon, Director.    Mr. Simon was our interim Chief Financial Officer and has been a member of our Board of Directors since 2005. Mr. Simon was a self-employed certified public accountant from 1987 until he joined WIN as its Chief Financial Officer and a director in 1998. In 2002, he was appointed WIN's Executive Vice President, a position he continues to hold. Mr. Simon holds a Bachelor of Science degree in accounting from the University of Illinois. He devotes such time as is necessary to our affairs. Mr. Simon is also a director of WIN.

        Frederick A. Cardin, Director.    Dr. Cardin has been a director of WIN since 2003 and a director of our company since 2005. Since 1996, he has been managing director of Harvard Growth Strategies, a consulting firm which advises clients on business strategies, financing and marketing. From 1974 to 1981, he was a member, and subsequently a partner and a director, of the Cambridge Research Institute, a strategic planning consulting firm in Cambridge, Massachusetts. From 1970 to 1971 he held a faculty appointment in international finance at the Harvard Business School. Dr. Cardin earned his MBA with distinction and his Doctorate in Finance from the Harvard Graduate School of Business

Administration. He earned a Bachelor's degree in economics summa cum laude from Tufts University. Dr. Cardin is also a director of WIN.

        Chester P. Schwartz, Director.    Mr. Schwartz has been a director of WIN since July 2003 and a director of our company since 2005. Since 1970 he has been engaged in the private practice of law in Denver, Colorado, specializing in real estate and commercial law. He earned a Bachelor of Science degree in business administration and accounting and a Juris Doctor degree from the University of Colorado. Mr. Schwartz is also a director of WIN.

        Stephen L. Cootey, Director.    Joined us as a director in 2006. Since 2004 he has been a Principal at Prides Capital LLC, an affiliate of Prides Capital Fund I, L.P. and an investment firm specializing that actively invests in small- and micro-cap public and private companies. Prides Capital Fund I LP is a 15.2% stockholder of WIN and Mr. Cootey was appointed as one of our directors at the request of Prides Capital Fund I, LP. From 2001 to 2004, Mr. Cootey was a Vice President with Credit Suisse First Boston. Prior to that time, Mr. Cootey maintained over six years of management, consulting and operational experience at the Goldman Sachs Group, Inc. and Andersen Consulting. He is a director of eDiets.com, Inc., a NASDAQ traded public company. Mr. Cootey holds a B.A. in physics and government from Bowdoin College in Brunswick, Maine and a Masters in Business Administration from the Columbia Business School in New York, New York. Mr. Cootey is also a director of WIN.

        Anthony B. Petrelli, Director.    Mr. Petrelli joined us as a director in 2006. Since 1987 he has been the Senior Vice President and a director of Neidiger, Tucker, Bruner, Inc. a Denver, Colorado based securities brokerage firm. His responsibilities at Neidiger include managing its Corporate Finance and Investment Banking Department. He is also a member of the firm's Management Committee and administers the distribution and syndication of its public underwritings and private placements. Since 2003 he has been Chairman, President and a director of the National Investment Banking Association (NIBA). Since 1991 he has served on a number of committees of the National Association of Securities Dealers, Inc. (NASD), most recently as a member of the NASD's Statutory Disqualifications Committee, Vice Chairman of the NASD's National Adjudicatory Council and member of the NASD's Corporate Finance Committee and its Small Firm Advisory Board. He earned a Bachelor of Science degree and Master of Business Administration degree from the University of Colorado. Mr. Petrelli is also a director of WIN.

Board of Directors—Composition and Compensation

        We are authorized by our bylaws to maintain a Board of Directors comprised of not less than two or more than nine directors. Our Board currently consists of six directors, four of whom, Messrs. Cardin, Schwartz, Cootey and Petrelli are independent as defined under rules promulgated by the SEC and the American Stock Exchange. Messrs. Cardin, Schwartz, Cootey and Petrelli are also independent directors of WIN, our sole shareholder. Under rules of the American Stock Exchange we are considered a "controlled entity" of WIN, such that WIN's independent directors are also considered independent directors of our Company. Our directors are elected for one year terms, or until an earlier resignation, death or removal. There are no family relationships among any of our directors or officers.

        Directors who are not salaried employees of WIN or us receive compensation of $10,000 per year for service on the Board and $2,500 for service on the Audit Committee. All directors are compensated for out-of-pocket costs, including travel and accommodations, relating to their attendance at any directors' meeting. Directors are entitled to participate in our 2005 Equity Incentive Plan. Additional stock options will be granted to our directors in the future.

Committees of the Board of Directors

Audit Committee

        Our Audit Committee consists of Messrs. Schwartz, Cardin and Petrelli. Mr. Schwartz is our Audit Committee Chairman and has been designated our financial expert. The Audit Committee reviews in detail and recommends approval by the Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the Board, reviews the scope of the audit procedures and the final audit report prepared by our auditors and reviews our overall accounting practices, procedures and internal controls with our auditors, and determines the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and communications with our shareholders and the public.

Compensation Committee

        Our Compensation Committee consists of Messrs. Schwartz, Cardin and Cootey. Mr. Cootey is our Compensation Committee Chairman. The Compensation Committee recommends approval to the Board of the compensation of our executive officers, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Nominating Committee

        Our Nominating Committee consists of Messrs. Schwartz, Cardin and Petrelli. Mr. Petrelli is our Nominating Committee Chairman. The Nominating Committee identifies, reviews and evaluates candidates for election as directors.

Code of Ethics

        Our Board of Directors has adopted a Code of Ethics that applies to our executive officers, senior financial officers, directors and employees. We have filed a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part and have also posted the Code of Ethics on our Web site.

        In accordance with the Sarbanes-Oxley Act of 2002 and the listing standards of the American Stock Exchange, we have adopted procedures which require the submission, on a confidential and anonymous basis, of complaints, reports and concerns by any person regarding (1) accounting, internal accounting controls or auditing matters, (2) actual or potential violations of laws, rules or regulations, and (3) other suspected wrongdoing, including in connection with our Code of Ethics.

Executive Compensation

        The following table sets forth certain information concerning compensation paid to our executives whose salaries while employed by WIN exceeded $100,000, for the years ended December 31, 2005,

2004 and 2003. During those years, these salaries and stock option awards were paid and issued, respectively, by WIN.

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long Term Compensation
Name and Principal Position in 2005	Year	Salary	Bonus	Other Annual Compensation(1)		Restricted Stock Awards	Awards Options	All Other Compensation
Nicholas S. Maturo Chairman of the Board and Chief Executive Officer	2005 2004 2003	$275,000 230,769 180,000	$250,000 125,000 20,000	— — —		— — —	100,000 100,000 45,000	— — —
Ronald S. Simon(2) Interim Chief Financial Officer and Director	2005 2004 2003	$275,000 230,769 180,000	$300,000 125,000 75,000	— — —		— — —	100,000 100,000 50,000	— — —
Rance Masheck Vice President, Sales and Marketing	2005 2004 2003	$174,808 150,000 20,192	$100,000 — —	$1,549,655 649,458 36,148	(3) (3) (3)(4)	— — —	— — —	— — —

(1)
In accordance with SEC rules, disclosure is omitted where total Other Annual Compensation is less than $50,000 or 10% of the total annual salary and bonus.

(2)
Mr. Simon resigned as our Chief Financial Officer in March 2006.

(3)
Represents payments to companies Mr. Masheck owns which provide services to us. See "Related Party Transactions."

(4)
Includes $10,119 reimbursement to a company controlled by Mr. Masheck for his relocation expenses.

Employment Agreements

        In September 2005, we entered into a three-year employment agreement with Nicholas S. Maturo, pursuant to which he receives a salary of $300,000 per year. The employment agreement also incorporate noncompetition provisions for a period of two years following termination of the employment agreements. Mr. Maturo is eligible to receive bonuses based upon performance as determined by our Compensation Committee and approved by our Board of Directors. In the event we terminate him without cause we will be required to pay salary compensation for three months following such termination.

Executive Compensation Bonus and Other Plans

        Our executive officers' bonuses and stock option grants are recommended by the Compensation Committee of the Board of Directors and are based on the level of the officer's responsibility for our overall profitability and other factors.

Equity Incentive Plan

        In 2005, we adopted our 2005 Equity Incentive Plan, which we refer to as our Plan, and which provides for the grant of options intended to qualify as "incentive stock options" and "nonstatutory stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 together with the grant of bonus stock and stock appreciation rights at the discretion of our Board of Directors.

Incentive stock options are issuable only to our eligible officers, directors and key employees. Nonstatutory stock options are issuable only to our nonemployee directors and consultants.

        The Plan is administered by our Compensation Committee. Currently, we have 2,000,000 shares of common stock reserved for issuance under the Plan. Under the Plan, the Board of Directors determines which individuals shall receive options, grants or stock appreciation rights, the time period during which the rights may be exercised, the number of shares of common stock that may be purchased under the rights and the option price.

        With respect to stock options, the per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The option price for nonstatutory options is established by the Board and may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant.

        No options may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option may only be exercisable by the optionee. Options may be exercised only if the option holder remains continuously associated with us from the date of grant to the date of exercise, unless extended under the Plan grant. Options under the Plan must be granted within 10 years from the effective date of the Plan and the exercise date of an option cannot be later than five years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.

        On the date of the grant, the optionee may purchase up to 25% of the shares of stock subject to the option. After one year of continuous services to us, the optionee may purchase up to 25% of the shares of stock subject to the option. After two years of continuous services to us, the optionee may purchase up to 50% of the shares of stock subject to the option. After three years of continuous services to us, the optionee may purchase all shares of stock subject to the option.

        We have not yet granted any options under the Plan.

Securities Authorized for Issuance under Equity Compensation Plan

        The following table provides information as of April 30, 2006, the most practicable date available, regarding compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)		(c)
Equity Compensation Plans Approved by Security Holders(1)	—	$10.00	(2)	2,000,000
Equity Compensation Plans Not Approved by Security Holders(1)	—	—		—

Total	—	$10.00		2,000,000

(1)
The exercise price of any options issued will be equal to the public offering price.

(2)
Assuming an initial offering price of $10.00 per share, the mid-point of the range on the front cover page of this prospectus.

        The Plan provides that the number of shares with respect to which options may be granted, and the number of shares of common stock subject to an outstanding option, must be proportionately adjusted in the event of a subdivision or consolidation of shares or the payment of a dividend on common stock, and the purchase price per share of outstanding options must be proportionately revised.

Option Grants

        As indicated in the table below, we have not yet issued options under our 2005 Equity Incentive Plan.

Name	Number of Options Granted	Percent of Total Options Granted in Fiscal Year	Exercise Price	Expiration Date	Grant Date Present Value
—	—	—	(1)	—	—
—	—	—	(1)	—	—

(1)
The exercise price of the options is equal to the public offering price.

 Related Party Transactions

Agreements with WIN

        Historically, as a division and then a wholly-owned subsidiary of WIN, our operations were administered by WIN's management which provided us with our facilities, management, bookkeeping services, financial reporting, human resources personnel and other administrative services. In order to quantify the value of these facilities and services and provide for a fair payment to WIN for them, in August 2005 we entered into an Administrative Services Agreement with WIN cancellable by WIN on 12 months notice to us and by us on 90 days' notice to WIN. Under the terms of the Administrative Services Agreement, we pay WIN for all of the direct and identifiable costs incurred by WIN for us, our portion of shared services, and a 15% administrative fee on the amount of our portion of the shared services. We believe that the administrative services provided by WIN represent less than 40% of the total annual administrative services required to operate our business. From August 1, 2005 through December 31, 2005 and for the three months ended March 31, 2006, the amount to be paid to WIN for services was $2.0 million and $1.2 million, respectively.

        From time to time we have used the telemarketing services of WIN, along with the telemarketing services of other firms. These firms contact our database of students to telemarket their products and we telemarket to student databases of their firms. In August 2005 we executed a Lead Marketing Agreement with WIN under which WIN employees are authorized to telemarket our products to our students. Any revenue generated from such telemarketing sales is retained by us and we reimburse WIN for the costs of use of its employees in accordance with the Administrative Services Agreement. This agreement also provides that WIN will not offer stock trading courses and we will not offer real estate training courses for a period of three years after the termination of the agreement.

        Under our July 2005 Voting Agreement, all of our shares owned by WIN must be voted by WIN based upon the majority vote of WIN's then current independent directors until July 2010. If WIN has no independent directors at the time of any such vote, then WIN's shares will be voted consistent with the majority vote of our remaining shares.

        In July 2005 we entered into an Assignment Agreement with WIN, under which it assigned to us all of its rights, title and interest, on a worldwide basis, including, without limitation, all intellectual property rights, including copyrights and student lists in and to certain proprietary products, patent applications, copyrights, internet property and proprietary information. This agreement includes a right of first refusal for WIN to repurchase the assigned assets if we propose to transfer the assets to a third party through a merger or acquisition.

        In August 2005 we also entered into a Fulfillment Agreement with WIN under which we agreed to provide stock training to students who signed up for training programs before we were organized as a separate company. We are paid by WIN fees ranging from $1,500 for live class fulfillments to $10 per student for on-demand Web-based programs. We are also paid mentoring fees ranging from $2,500 per student to $4,750 per student. WIN agreed to pay these fees because it has retained the payments from students which it received at the time the student signed up for the programs. Accordingly, WIN elected to pay us to provide this training rather than to provide the training itself. We have billed WIN $2.7 million in 2005 for services provided under the Fulfillment Agreement. The fulfillment fee covers our training costs and what we have agreed with WIN to be a reasonable profit for the training. We believe these fulfillment fees are fair and reasonable and consistent with amounts that would be charged to WIN by unaffiliated third party providers.

Other Related Party Transactions

        In connection with our acquisition of StarTrader™, Rance Masheck, who was a principal of StarTrader™ became our Vice President, Sales and Marketing and another individual who became a WIN employee, through entities controlled by them, agreed to provide to us, and we were obligated to purchase, various services through February 2007. These services include providing logistic services for advanced training courses, software and other related services related to our various advanced courses and programs and for which they are required to pay all of the costs associated with providing these services. The amounts paid to the entities controlled by Mr. Masheck and the other WIN employee amounted to $1,549,655, $649,458 and $36,148 for the years ended December 31, 2005, 2004 and 2003, respectively. In exchange for these amounts, they incurred costs and expenses related to providing these services and products. We believe the terms and amounts of these agreements are fair and consistent with amounts that we would be required to pay to others providing similar services. We do not intend to renew the agreement when it expires and will assume these operations internally.

Stock Ownership of Management and Principal Shareholders

        The following table sets forth information regarding beneficial ownership of our common stock as of the date hereof by:

  •
  Each of our executive officers and directors, none of whom own any of our shares except as otherwise indicated below;

  •
  All executive officers and directors as a group; and

  •
  Each person who is known by us to beneficially own more than 5% of our outstanding common stock.

        Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. The address of each executive officer and director is in care of us at 1612 East Cape Coral Parkway, Cape Coral, Florida 33904.

Percentage of Shares Outstanding
Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Prior to the Offering	After the Offering
WIN	7,600,000	100%	71.7%
Nicholas S. Maturo	—	—	—
Colin S. Jackson	—	—	—
Rance Masheck	—	—	—
Ronald S. Simon	—	—	—
Frederick A. Cardin(1)	—	—	—
Chester P. Schwartz(1)	—	—	—
Stephen L. Cootey(1)	—	—	—
Anthony B. Petrelli(1)	—	—	—
All executive officers and directors as a group (eight persons)	—	—	—

(1)
Messrs. Cardin, Schwartz, Cootey and Petrelli are also the four independent directors of WIN and jointly vote all of the shares of our Company held by WIN.

Description of Securities

Common Stock

        We are authorized to issue 50,000,000 shares of $0.001 par value common stock of which 7,600,000 shares are currently outstanding. Upon issuance, the shares of common stock are not subject to further assessment or call. The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting for election of directors is not permitted. Subject to the prior rights of any series of preferred stock which may be issued by us in the future, holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of legally available funds, and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities.

Preferred Stock

        We are authorized to issue 5,000,000 shares of preferred stock, $0.001 par value. The preferred stock may, without action by our shareholders, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future.

        It is not possible to state the actual effect of any other authorization of preferred stock upon the rights of holders of common stock until the Board determines the specific rights of the holders of any other series of preferred stock. The Board's authority to issue preferred stock also provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but it could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of our shareholders and may adversely affect the holders of the common stock. We have not issued any preferred stock and have no current intention to do so.

Common Stock Eligible for Future Sale

        Upon completion of the offering, there will be 10,600,000 shares of common stock outstanding, of which 3,000,000 shares are being registered in the offering and will be freely tradable without restriction under the Securities Act of 1933, and the remaining 7,600,000 shares, all of which are owned by WIN, have not been registered and are "restricted securities" under Rule 144 of the Act. We have also granted the underwriters a 45 day option to purchase up to 450,000 shares of common stock from us to cover over-allotments.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, subject to certain requirements concerning the availability of public information, and the manner and notice of sale, may sell within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding common shares, approximately 106,000 shares immediately after the offering (assuming no exercise of the over-allotment option), or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person without any quantity limitation, so long as such person is not an affiliate of ours, has not been an affiliate for three months prior to the sale and has beneficially owned the shares for at least two years. The 7,600,000 shares of restricted securities will be eligible for resale, subject to the lockup agreement described below, 12 months from the date of this prospectus. We are unable to predict the effect that any sales, under Rule 144 or otherwise, may have on the then prevailing market price of the common stock.

        WIN has agreed not to sell or otherwise dispose of any of its shares of common stock for a period of 12 months from the date of this prospectus, without the prior written consent of the underwriters. Additionally, we have agreed not to grant any stock options to executive officers or directors unless the grantees agree to the same lockup. No prediction can be made as to the effect, if any, that sales of common stock or the availability of such shares for sale will have on the market price of the common stock. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market with the underwriters' consent soon after completion of the offering may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of additional equity securities.

        We have granted certain demand and piggyback registration rights to the underwriters with respect to the shares of common stock issuable upon exercise of its warrants, as described in the "Underwriting" section below.

Transfer Agent and Warrant Agent

        We have appointed Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, as our transfer agent.

Director Actions to Prevent Third Parties from Taking Over Nevada Corporations

        Nevada has laws that give broad authority to our directors to resist a change in our control. Under these laws, the exercise of director fiduciary duty may make it more difficult to effect a change in our control. Nevada law also includes direct provisions which prevent third parties from taking over Nevada corporations. The Nevada Acquisition of Controlling Interest statutes generally provide that shares acquired in excess of the specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of a corporation's disinterested shareholders. The Nevada Combinations With Interested Stockholders laws generally require super majority approval by disinterested shareholders of the specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation, or their affiliates.

        Under Nevada law our directors, in exercising their respective powers with a view to the interests of us, may consider (i) the interests of our employees, suppliers, creditors and customers, (ii) the economy of the state and nation, (iii) the interests of the community and of society and (iv) our shareholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence. Our directors are also given authority to adopt measures that resist a change in our control. Our directors may also resist a change or potential change in our control if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in our best interests. Our directors may also resist a change or potential change in control if they find any debt or obligations to which we (or the successor to our property or our shareholders) are subject will likely make us insolvent or bankrupt.

Director Fiduciary Duty and Business Judgment Provisions

        Nevada has enacted several statutes governing the fiduciary duty and business judgment of our directors and officers including a provision that our directors and officers must exercise their powers in good faith and with a view to our interests. In the same section, the Nevada Revised Statutes state that our directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to our interests. They may rely on information, opinions, reports, financial statements and other financial data, that are prepared or presented by our directors, officers or employees who are reasonably believed to be reliable and competent.

Limitation on Liability

        Section 78.138(7) (2003) of the Nevada Revised Statutes provides that our directors and officers will not be individually liable to us or our stockholders or our creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless it is proven that the act or failure to act breached fiduciary duties as a director or officer and such breach involved intentional misconduct, fraud or a knowing violation of law. As a result, neither we nor our stockholders nor our creditors have the right to recover damages against a director or officer for any act or failure to act in his capacity as a director or officer, except in the situations described above and except under very limited circumstances.

Underwriting

        Our underwriters, for whom Kaufman Bros., L.P. and Noble International Investments, Inc. are the representatives, have agreed on the terms and subject to the conditions of the Underwriting Agreement, to purchase from us, and we have agreed to sell to the underwriters, all of the shares issued in this offering as follows:

Shares of Common Stock
Kaufman Bros., L.P.
Noble International Investments, Inc.

Total	3,000,000

        The underwriters are committed to purchase and pay for all of the shares on a "firm commitment" basis if they purchase any shares. The underwriters have advised us that they proposes to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus for which they will receive a commission equal to 7% of the selling price for the shares. The underwriters may allow to certain dealers, who are members of the National Association of Securities Dealers, Inc., concessions not exceeding $                        per share. We have also granted an option to the underwriters, exercisable during the 45-day period from the effective date of the registration statement, to purchase up to 450,000 additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering over-allotments of the shares.

        We have agreed to pay to the underwriters a nonaccountable expense allowance of 2% of the aggregate public offering price of all shares sold, excluding any shares sold pursuant to the underwriters' over-allotment option. To date, we have paid $170,000 against this nonaccountable expense allowance.

        We have applied to list our common stock on the American Stock Exchange.

Indemnification

        The Underwriting Agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, or to contribute payments that the underwriters may be required to make in respect thereof.

No Sales by WIN

        WIN has agreed that it will not sell, grant options to purchase, encumber or otherwise transfer the 7,600,000 shares of our common stock owned by it for a period of 12 months from the date of this prospectus.

        We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise transfer, subject to certain exceptions for transfers to related parties, any shares of common stock, any other securities substantially similar to common stock, any securities convertible into shares of common stock or convertible into securities substantially similar to common stock, or any options, warrants, or rights to purchase any of the foregoing during the 12 month period commencing on the date of this prospectus, without the prior written consent of the representatives, except for (1) the registration of the shares and the sales to the underwriters pursuant to the Underwriting Agreement, (2) issuances of common stock upon the exercise of options disclosed as outstanding in this prospectus, and (3) the issuance of employee or director stock options pursuant to our equity incentive plan. No shares issued upon the exercise of options may be sold during the 12 month lockup period.

        We have also agreed that during the 12 month lockup, we will not, without the prior written consent of the representatives, register any additional securities for sale under the Securities Act of 1933. Additionally, we have agreed not to grant any stock options to executive officers or directors unless the grantees agree to the same lockup.

Stabilization and Short Positions

        In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for the underwriters' own accounts. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

        The underwriters may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange or otherwise.

Warrants

        In connection with the offering, we have agreed to sell to the representatives for nominal consideration, underwriters' warrants entitling the representatives, or their assigns, to purchase up to 300,000 shares of common stock at a price equal to 120% of the public offering price per share. The underwriters' warrants are exercisable for four years commencing six months from the date hereof, are not redeemable and contain cashless exercise provisions and customary anti-dilution provisions. The representatives may assign a portion of the underwriters' warrants solely to other underwriters and their executive officers or partners.

        If we at any time during the period in which the underwriters' warrants are exercisable register an offering of our securities on Form S-1, S-3 or the equivalent (including a post-effective amendment to Form S-1, but not a registration statement on Forms S-4 or S-8), the holders of the underwriters'

warrants will have the option of choosing to have included therein without any cost to themselves, any or all of the shares of common stock issuable upon exercise of the underwriters' warrants. In connection therewith, we agreed to give such holders at least 30 days' written notice prior to the filing of such registration statement. Such notice shall be given each time such registration statement is contemplated until such time as all of the underwriters' warrants have been exercised. The holders of the underwriters' warrants shall exercise their warrants by providing us with written notice within 20 days of the receipt of the aforesaid notice of our intent to file such registration statement.

        In addition, holders of a majority of the underwriters' warrants shall also have a one-time right to compel us to register for public sale the shares of common stock issuable upon exercise of the underwriters' warrants. Immediately after the receipt of the written notice demanding registration, we have agreed to provide notice to the other holders of underwriters' warrants who shall then have 20 days to elect to include their shares of common stock in such registration statement, and we have agreed to promptly file such registration statement and use our best efforts to have it declared effective and keep it current and accurate for a period of 180 days thereafter (12 months on Form S-3). We also agreed in the Underwriting Agreement that no holders of the underwriters' warrants shall be required to exercise the warrants as a condition of registration. All costs associated with such registration statements will be borne by us, except for fees and costs of counsel to the selling shareholders.

Non-Voting Advisor

        For a period of three years from the date of this prospectus, we have agreed to allow a non-voting advisor selected by the representatives to attend our Board of Directors' meetings, and we have agreed to provide such designee with the same equity based compensation that is paid to our nonemployee directors (including stock options or similar compensation) and to reimburse such person for all reasonable costs incurred in attending such meetings. The adviser will not be an affiliate of the representatives.

Determination of Offering Price

        Prior to the offering, there was no public market for our common stock. The initial public offering of our shares was based upon negotiations between the underwriters and us and the factors considered in determining the initial public offering price were:

  •
  The valuation multiples of publicly traded post-secondary education firms that the underwriters believes to be comparable to us;

  •
  Our historical financial information and an assessment of our future cash flows, revenue and earnings;

  •
  The history of, and the prospects for, our company and the post-secondary education industry; and

  •
  The underwriters' assessment of our management based upon our past operations and performance.

Legal Matters

        Certain legal matters in connection with the offering including the validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado. Mr. Agron is a less than 5% stockholder of our parent, WIN. Legal matters in connection with the offering will be passed upon for the underwriters by Arnstein & Lehr LLP, Ft. Lauderdale, Florida.

Experts

        The financial statements included in this prospectus and in the Registration Statement on Form S-1 have been audited by Ehrhardt Keefe Steiner & Hottman, PC, an independent registered public accounting firm, for the years ended December 31, 2003, 2004 and 2005 as set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Additional Information

        We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, covering the securities offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the Registration Statement and the exhibits. For further information with respect to our company and our securities, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, copies of which may be obtained from the SEC upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

        We expect to provide our shareholders with annual reports containing financial statements audited by an independent registered accounting firm and may make available to shareholders quarterly reports containing unaudited consolidated financial data for the first three quarters of each year. As a result of the offering we will also become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. In addition, our officers, directors and principal shareholders will be required to file reports under Section 16 of the Securities Exchange Act of 1934. Such reports, proxy statements and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. The reports, proxy statements and other information can also be inspected on the SEC's Web site at www.sec.gov.

        If you are a shareholder, you may request a copy of these filings at no cost by sending a written request to:

EduTrades, Inc.
1612 East Cape Coral Parkway
Cape Coral, Florida 33904
Attention: Corporate Secretary

EduTrades, Inc Financial Statements
Balance sheets as of March 31, 2006 (unaudited) and December 31, 2005 and 2004
Statements of Operations for the three months ended March 31, 2006 and 2005 (unaudited)
Statements of Operations for the years ended December 31, 2005, 2004 and 2003
Statements of Cash Flows for the three months ended March 31, 2006 and 2005 (unaudited)
Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Statements of Changes in Stockholder Equity (Deficit) for the three months ended March 31, 2006 (unaudited) and the years ended December 31, 2005, 2004 and 2003
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

 EDUTRADES, INC.

Balance Sheets

(in thousands, except share data)

		December 31,
	March 31, 2006
		2005	2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,321	$1,353
Restricted cash	1,488	155
Accounts receivable, net	837	596
Deferred stock offering expenses	460	315
Prepaid advertising and other	738	1,086
Inventory	235	173	$227
Deferred course expenses	3,244	2,191	1,807

Total current assets	13,323	5,869	2,034

Property and equipment, net	492	558	789
Intangible assets, net	1,179	1,225	1,408
Goodwill	2,000	2,000	1,500
Other assets	24	24	—

	3,695	3,807	3,697

	$17,018	$9,676	$5,731

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$658	$1,023	$1,578
Accrued expenses	1,165	1,171
Accrued course expenses	1,267	118
Deferred revenue	32,328	21,652	15,943

Total current liabilities	35,418	23,964	17,521

Stockholder deficit:
Preferred stock—$0.001 par value 5,000,000 shares authorized, none issued
Common stock—$0.001 par value, 50,000,000 shares authorized, 7,600,000 issued and outstanding	8	8
Paid in capital	3,810	3,810
Contributed capital	—	—	13,297
Accumulated deficit	(22,218)	(18,106)	(25,087)

Total stockholder deficit	(18,400)	(14,288)	(11,790)

	$17,018	$9,676	$5,731

See notes to financial statements.

 EDUTRADES, INC.

Statements of Operations

(in thousands, except share data)

	Three months ended March 31,
	2006	2005
	(unaudited)
Revenue	$16,300	$10,118
Revenue from Parent	874

Total revenue	17,174	10,118

Operating expenses:
Direct course expenses	11,700	5,865
Advertising and sales expenses	6,396	4,349
General and administrative expenses	2,654	1,441

Total operating expenses	20,750	11,655

Loss from operations	(3,576)	(1,537)
Interest and other income	21

Net loss	$(3,555)	$(1,537)

Basic loss per share	$(0.47)	$(0.20)
Weighted average shares outstanding	7,600	7,600

See notes to financial statements

 EDUTRADES, INC.

Statements of Operations

(in thousands, except share data)

	Years ended December 31,
	2005	2004	2003
Revenue	$43,571	$36,519	$18,564
Revenue from Parent	2,686

Total revenue	46,257	36,519	18,564

Operating expenses:
Direct course expenses	32,712	23,159	10,123
Advertising and sales expenses	21,943	20,181	9,567
General and administrative expenses	8,271	9,878	6,405

Total operating expenses	62,926	53,218	26,095

Loss from operations	(16,669)	(16,699)	(7,531)
Interest and other income	19

Net loss	$(16,650)	$(16,699)	$(7,531)

Basic loss per share	$(2.19)	$(2.20)	$(0.99)
Weighted average shares outstanding	7,600	7,600	7,600

See notes to financial statements

 EDUTRADES, INC.

Statements of Cash Flows

(in thousands)

	Three months ended March 31,
	2006	2005
	(unaudited)
Operating activities:
Net loss	$(3,555)	$(1,537)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	111	109
Changes in current assets and liabilities:
Restricted cash	(1,333)
Accounts receivable, net	(241)
Prepaid advertising and other	349	(1,058)
Inventory	(62)	35
Deferred course expenses	(1,053)	(344)
Deferred stock offering expenses	(145)
Accounts payable	(365)	537
Accrued course expenses	1,149
Accrued expenses	(6)	382
Deferred revenue	10,676	5,203

	8,969	4,755

Cash flows provided by operating activities	5,525	3,327

Investing activities:
Purchase of intangible assets and goodwill		(333)

Cash flows used in investing activities		(333)

Financing activities:
Contribution from Parent		12,327
Distribution to Parent	(557)	(15,321)

Cash flows used in financing activities	(557)	(2,994)

Net increase in cash and cash equivalents	4,968
Cash and cash equivalents, beginning of period	1,353

Cash and cash equivalents, end of period	$6,321	$—

See notes to financial statements.

 EDUTRADES, INC.

Statements of Cash Flows

(in thousands)

	Years ended December 31,
	2005	2004	2003
Operating activities:
Net loss	$(16,650)	$(16,699)	$(7,531)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	442	404	303
Changes in current assets and liabilities:
Restricted cash	(155)
Accounts receivable, net	(596)
Prepaid advertising and other	(1,086)	680	(467)
Inventory	54	(112)	(77)
Deferred course expenses	(3,186)	(907)	(828)
Deferred stock offering expenses	(315)
Other assets
Accounts payable	(555)	722	680
Accrued course expenses	118
Accrued expenses	1,172
Deferred revenue	32,913	8,698	6,545

	28,364	9,081	5,853

Cash flows provided by (used in) operating activities	12,156	(7,214)	(1,375)

Investing activities:
Purchase of property and equipment	(28)	(277)
Purchase of intangible assets and goodwill	(333)	(500)	(1,450)

Cash flows used in investing activities	(361)	(777)	(1,450)

Financing activities:
Contribution from Parent	68,728	53,208	27,934
Distribution to Parent	(79,170)	(45,217)	(25,109)

Cash flows (used in) provided by financing activities	(10,442)	7,991	2,825

Net increase in cash and cash equivalents	1,353
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$1,353	$—	$—

Supplemental disclosure of noncash activity:

        During 2003, WIN acquired the common stock of SpeakTek, Inc. Of the purchase price amount, $1.0 million was paid through the issuance of 200,000 shares of WIN's common stock. The purchase price of SpeakTek, Inc. has been recorded as goodwill. During the second quarter of 2005, 85,470 shares of WIN's common stock valued at $0.2 million were issued along with cash of $0.3 million for the final payment of the acquisition, with the total $0.5 million being recorded as goodwill.

        In 2005, the Company issued 7,600,000 shares of common stock to WIN in exchange for net assets valued at $3.8 million historical cost. See Note 5 for more information.

        In July 2005, the Company became a standalone legal entity called EduTrades, Inc. Accumulated deficit at that point was $30.3 million. WIN retained $24.4 million in deferred revenue, net of deferred seminar costs, as the Company entered into the Fulfillment Agreement in order to educate and meet its $2.8 million obligations with respect to the obligations associated with the deferred revenues.

See notes to financial statements.

 EDUTRADES, INC.

Statements of Stockholder Equity (Deficit)

(in thousands)

	Common Stock
			Paid in Capital	Contributed Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Amount
Balance, December 31, 2002				$2,481	$(857)	$1,624
Contributed from Parent				27,934		27,934
Distribution to Parent				(25,109)		(25,109)
Net loss for the year ended December 31, 2003					(7,531)	(7,531)

Balance, December 31, 2003				5,306	(8,388)	(3,082)
Contributed from Parent				53,208		53,208
Distribution to Parent				(45,217)		(45,217)
Net loss for the year ended December 31, 2004					(16,699)	(16,699)

Balance, December 31, 2004				13,297	(25,087)	(11,790)
Reorganization of EduTrades, Inc. as a separate legal entity	7,600	$8	$3,810	(34,150)	30,332	—
Contributed from Parent				68,920		68,920
Distribution to Parent				(72,469)	(6,701)	(79,170)
Retention of deferred revenue by parent net of deferred course expenses of $2,802				24,402		24,402
Net loss for the year ended December 31, 2005					(16,650)	(16,650)

Balance December 31, 2005	7,600	8	3,810		(18,106)	(14,288)
Distribution to Parent (unaudited)				—	(557)	(557)
Net loss for the three months ended March 31, 2006 (unaudited)					(3,555)	(3,555)

Balance March 31, 2006 (unaudited)	7,600	$8	$3,810	$—	$(22,218)	$(18,400)

See notes to financial statements.

 EduTrades, Inc.

Notes to Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Organization and History

        The accompanying financial statements represent the financial markets education division (the "Company" or "EduTrades") of Whitney Information Network, Inc. and its wholly-owned subsidiaries ("WIN") as though the transfer of net assets had occured on January 1, 2003. EduTrades provides post-secondary, non-degree education in the field of financial markets investing. The Company was formed by WIN through the acquisitions of Teach Me To Trade® in 2002 and Star Trader™ in 2003.

        EduTrades, Inc. was formed on July 5, 2005 as a separate legal entity and was capitalized on July 25, 2005, with the issuance of 5,200,000 common shares in exchange for certain assets and liabilities with a net historical cost of $3.8 million contributed from WIN. It was created for the sole purpose of holding the rights of WIN as the financial markets education division, including all rights to use the brands Teach me To Trade™ and Star Trader™. The Company commenced operations as a stand alone entity on August 1, 2005. On May 17, 2006 our Board of Directors authorized a stock split whereby each share of our common stock was split on the basis of 1.4615 shares for each share outstanding. This stock split increased the total shares outstanding to 7,600,000 from 5,200,000. All share and per share data in this prospectus reflect the number of shares outstanding following the stock split.

        The Company is currently a wholly-owned subsidiary of Whitney Information Network, Inc. The educational and training services offered are concentrated in the area of financial market education and are marketed through periodic publications, telemarketing, television and radio.

Interim Financial Information

        The unaudited financial statements as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 include in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows. Operating results for the three months ended March 31, 2006 and 2005 are not necessarily indicative of the results that may be expected for the years ended December 31, 2006 and 2005.

        As the Company is in a similar business as WIN and share many accounting functions, all accounting policies used by WIN are also used by the Company. WIN will be restating its results due to revenue recognition changes. Therefore, it is likely that the Company will also be restating its results. This change in revenue recognition resulted from an inquiry by the U.S. Securities and Exchange Commission in connection with a review of WIN's Registration Statement on Form S-1.

        Whitney Information Network, Inc. and some of its subsidiaries will be performing certain functions on behalf of EduTrades, Inc., such as marketing, accounting and legal, and charging the Company for these services accordingly. EduTrades, Inc. will be fulfilling WIN's obligations for the fulfillment of courses sold prior to August 1, 2005, and receiving payment from WIN for fulfilling these sales. EduTrades, Inc. may also perform other functions for WIN and charge for them accordingly.

Basis of Presentation

        In accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Standards ("SFAS") No. 141 Business Combinations, the accompanying financial statements reflect the assets, liabilities, revenues and expenses, changes in stockholder equity (deficit) and cash flows that were applicable to the business operations of the financial markets education division of WIN. Stockholders' equity (deficit) beginning in 2003 represents the net losses of EduTrades and WIN's funding of its net investment in EduTrades which is comprised of retained cash collections from course sales less payments for the cost of courses provided and other related costs of running the business.

        The accompanying financial statements also include assignment of certain other assets and accounts payable which are predominantly used by EduTrades, and allocations of certain costs, general and administrative, sales and marketing, and other expenses. Where possible, assets, liabilities, revenues and expenses were allocated based on specific identification. For those assets, liabilities, revenues and expenses where a specific identification method was not practicable, the allocation was based on the following methodologies: (1) actual time records of individuals in shared departments; (2) square footage used; and (3) proportion of sales. As a result, EduTrades has an allocation of 35.0% of nondetermined, shared costs for 2003, 2004 and 2005. For the first quarter of 2006, EduTrades has an allocation of 45% of nondetermined, shared costs.

        The accounting policies used for these financial statements are the same as those adopted by WIN. The Company uses December 31 as its fiscal year end for financial reporting purposes.

        Though EduTrades, Inc. commenced operations as a separate legal entity on August 1, 2005, comparative information for prior years are presented as if the Company was operating as a separate company. The statement of operations for the Company for 2005 combines the first seven months of operations on a historical basis as the financial markets education division of WIN, and the period of August 1, 2005 through December 31, 2005 as a stand alone legal entity. 2006 is presented to reflect that the Company is a stand alone legal entity. Net assets at historical cost, which was comprised principally of stockholders' deficit of $26.1 million as of July 31, 2005, was eliminated on the balance sheets against the net intercompany balance with WIN.

        When EduTrades became a separate legal entity, WIN retained $24.4 million in deferred revenue, net of $2.8 million of deferred seminar costs. EduTrades and WIN entered into a Fulfillment Agreement whereby WIN would compensate the Company on a fixed amount per student as satisfaction of its obligation to train and educate students who paid for courses. For the period August 1, 2005 through December 31, 2005, WIN paid the Company $2.7 million in fees related to EduTrades' performance under the Fulfillment Agreement which the Company recognized as revenues. During the first three months of 2006, WIN paid the Company $0.9 million under the Fulfillment Agreement.

        Recognition of speaker fee commission expense is deferred until such time as the revenue is earned. Advertising costs, training room rentals and direct selling expenses are expensed as incurred. Advertising paid in advance is recorded as prepaid until such time as the advertisement is published, or aired.

Loss per Share

        Loss per share is calculated as if the shares of $0.001 par value common stock which were issued by EduTrades, Inc. to WIN on July 25, 2005, were issued on January 1, 2003. On May 17, 2006 our Board of Directors authorized a stock split whereby each share of our common stock was split on the basis of 1.4615 shares for each share outstanding. This stock split increased the total shares outstanding to 7,600,000 from 5,200,000. All share and per share data in this prospectus reflect the number of shares outstanding following the stock split.

Shared Assets

        Historically, the Company has shared the use of certain WIN facilities, including property and equipment with WIN's nonfinancial education business. The shared assets which were historically used by the Company more than WIN's nonfinancial markets education business were assigned to the Company.

Contributed Capital

        Contributed capital reflects WIN's net investment in the operations of the Company and includes the net assets contributed and all operating expenses which have been paid on behalf of the Company less cash retained from courses sold.

Other Costs

        Shared or common costs, including certain general and administrative, sales and marketing, have been allocated from WIN's corporate office to the Company on a basis which is considered by management to reasonably reflect the utilization of such services by number of employees, square footage, sales ratio and others.

        The Company believes the allocation principles, described above, are reasonable, however, the expenses allocated to the Company for these items are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate independent entity.

Fair Value Disclosures of Financial Instruments

        The estimated fair value of financial instruments is determined by the Company, using available market information and valuation methodologies considered to be appropriate, however, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. Carrying amounts of accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments.

Use of Estimates

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. The most significant estimates and assumptions relate to the useful life of property and equipment, intangibles, contingent liabilities, inventory valuation and impairment of long-lived assets. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Cash, Cash Equivalents and Restricted Cash

        Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. The Company's credit card processing merchants can reserve for returns on credit card transactions. The Company considers the restricted cash as a current asset since usually a merchant account vendor can hold such funds up to one year.

Concentrations of Credit Risk

        Financial instruments, which are potentially subject to credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places temporary cash investments with what management believes are high-credit, quality financial institutions. The Company periodically performs credit analysis and monitors the financial condition of its customers in order to minimize credit risk.

Accounts Receivable

        Accounts receivable consists of trade receivables from the sale of educational products and services for which a contract has been entered into, payments have not been received, and the related revenue has been deferred. An adjustment is recorded to write off any amounts deemed to be unrealizable and uncollectible.

Inventories

        Inventories are stated at the lower of cost or market, using the average cost method, which approximates the first in, first out method. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed utilizing the straight-line method over the estimated useful lives. Furniture, fixtures and equipment have an estimated useful life of seven years, all other assets have a useful life of five years, except purchased software which has a useful life of three years. Leasehold improvements are amortized over the related lease term.

        Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or significantly extend the useful lives of the related assets are capitalized.

Impairment of Long Lived Assets

        The Company reviews property and equipment, intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount with the future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long lived assets.

Intangible Assets and Goodwill

        Intangible assets include customer lists, trademarks, goodwill, and intellectual property and are recorded at cost. Goodwill represents the excess of the purchase price from SpeakTek from the value of the assets acquired. Customer lists, trademarks and intellectual property are being amortized over their estimated useful lives of three and fifteen years. As of December 31, 2005, management performed impairment testing in accordance with SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets for all intangible assets and determined that impairment was not considered necessary.

Revenue Recognition, Deferred Revenue and Deferred Expenses

        The Company recognizes revenue for the sale of products and software, upon delivery. Revenue from educational seminars is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Deferred revenue is recorded when the seminar proceeds are received prior to the related seminar taking place. Expenses for commission payments made to speakers for revenues generated are deferred until the related revenue is recognized.

Advertising Expense and Prepaid Advertising

        The Company expenses advertising costs as incurred. Advertising paid for in advance is recorded as prepaid until such time as the advertisement is published or aired.

Stock Based Compensation Plans

        The Company's 2005 Equity Incentive Plan provides for the granting of stock options to key employees. Under the terms and conditions of this plan, any time between the grant date and two years of service, the employee may purchase up to 25% of the option shares. Between two and three years of continuous service, the employee may purchase up to 50% of the option share, and after three years of continuous service, the employee may purchase all remaining option shares. All options expire ten years from the date of the grant.

        Effective January 1, 2006, the Company adopted the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"), which requires the Company to measure the cost of employee services received in exchange for all equity awards granted including stock options based on the fair market value of the award as of the grant date. SFAS No. 123(R) supersedes Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees("APB No. 25"). The Company has adopted SFAS No. 123(R) using the modified prospective application method of adoption which requires the Company to record compensation cost related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS No. 123(R) and recognized on a straight line basis over the service periods of each award. The Company estimated forfeiture rates for the first quarter of 2006 based on its historical experience.

        Prior to 2006, the Company accounted for stock-based compensation in accordance with APB No. 25 using the intrinsic value method, which did not require that compensation cost be recognized for the Company's stock options provided the option exercise price was established at 100% of the common stock fair market value on the date of grant. Under APB No. 25, the Company was required to record expense over the vesting period for the value of options granted. Prior to 2006, the Company provided pro forma disclosure amounts in accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS No. 148), as if the fair value method defined by SFAS No. 123 had been applied to its stock-based compensation. The Company's net earnings and net earnings per share for the three months ended March 31, 2005 would have been reduced if compensation cost related to stock options had been recorded in the financial statements based on fair value at the grant dates.

        The estimated fair value of the options granted during 2006 and prior years was calculated using a Black Scholes Merton option pricing model (Black Scholes model). The following summarizes the assumptions used in the 2006 Black Scholes model:

Risk free interest rate	4.36-4.64%
Weighted average volatility	80.7%
Dividend yield	0.0%
Expected years until exercise	6.5 years

        The Black Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and historical volality of the Company's stock. The Company generally uses the midpoint of the vesting period and the life of the grant to estimate option exercise timing within the valuation model. This methodology is not materially different from the Company's historical data on exercise timing. Separate groups of employees that have similar historical exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation and attribution purposes.

        The Company has not yet issued any options under the 2005 Equity Incentive Plan. Certain employees and management of the Company have received options to purchase stock in WIN. The Company has reflected in the following table the Company's expense as would have been reflected under SFAS No. 123 if allocating stock based compensation for employees of WIN granted stock options that perform work of EduTrades. As a result of adopting SFAS No. 123(R), the impact to the Consolidated Financial Statements for net earnings for the three months ended March 31, 2006 were $0.1 million lower, respectively, than if the Company had continued to account for stock—based compensation under APB No. 25. The impact on both basic and diluted earnings per share for the three months ended March 31, 2006 was $0.01 per share. Pro forma net earnings as if the fair value based method had been applied to all awards is as follows (in thousands, except for per share amounts):

	Three Months ended March 31,		Years ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Net loss—as reported	$(3,555)	$(1,537)	$(16,650)	$(16,699)	$(7,531)
Add: stock-based compensation programs recorded as expense	113
Deduct: Total stock-based compensation expense value method under SFAS No. 123	(113)	(31)	(537)	(481)	(139)

Net loss—pro forma	$(3,555)	$(1,568)	$(17,187)	$(17,180)	$(7,670)

Basic loss per common share—as reported	$(0.47)	$(0.20)	$(2.19)	$(2.20)	$(0.99)
Basic loss per common share—pro forma	$(0.47)	$(0.21)	$(2.26)	$(2.26)	$(1.01)

        The following table sumarizes the compenents of the Company's stock-based compensation programs recorded as expense for WIN stock options granted to EduTrades employees (in thousands):

Three months ended March 31, 2006
(unaudited)
Stock-based compensation expense:
Pre-tax compensation expense	$113
Income tax benefit	—

Stock option expense, net of tax	$113

        As of March 31, 2006, $0.8 million of total unrecognized compensation cost related to WIN stock options is expected to be recognized over a weighted average period of approximately three years.

Loss per Share

        In accordance with SFAS No. 128, Earnings Per Share, the Company computes basic loss per share by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period, which would include, to the extent their effect is dilutive. All dilutive potential common shares for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, respectively, were antidilutive and therefore were not included in the per share data. As the Company was not a legal entity, loss per share has been shown in the accompanying financial statements to reflect loss per share of the operating entity for 2004 and 2003, the combined operating and legal entities for 2005, and as a stand alone legal entity in 2006.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. EduTrades is not a separate taxable entity and has not filed tax returns. Its operations will be combined with those of WIN for 2005, and for the portion of 2006 that the Company is owned at least 80.0% by WIN.

Recently Issued Accounting Pronouncements

        In December 2004, SFAS No. 123(R), Share-Based Payment, was issued, which supersedes APB No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Under SFAS No. 123(R) all share-based payments would be treated as other forms of compensation by recognizing the costs, generally measured as the fair market value at the date of grant, in the consolidated income statement. The Company adopted SFAS No. 123(R) for its fiscal year beginning January 1, 2006. Share-based payment expense amounts historically disclosed as required by SFAS No. 123(R) will now be recognized as an expense in the consolidated income statement. The Company had no previously outstanding awards under its option plan.

        The Company's parent WIN has chosen the modified prospective application (MPA) method for implementing SFAS No. 123(R). Under the MPA method, new awards will be valued and accounted for prospectively upon adoption. Outstanding prior awards that are unvested will be recognized as compensation expense over the remaining requisite service period. Prior periods will not be restated. At December 31, 2005, WIN had approximately $1.8 million of unvested stock compensation that will be recognized as an expense from 2006 through 2007. We will also reflect the proportionate share of these awards totaling $0.8 million as an expense during 2006 and 2007.

        The impact of adoption of SFAS No. 123(R) is that future share based payment awards will be recorded as compensation expense over their requisite service period, and such expense is expected to be material to future earnings.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement may require retrospective application of any changes in accounting principle which may result from the Securities and Exchange Commission inquiry discussed above.

Note 2—Property and Equipment

        Property and equipment consists of the following (in thousands):

		December 31,
	March 31, 2006
		2005	2004
	(unaudited)
Software	$1,000	$1,000	$1,000
Property and equipment	110	110	83
Leasehold improvements	194	194	194

	1,304	1,304	1,277
Less: Accumulated depreciation and amortization	(812)	(746)	(488)

	$492	$558	$789

        Depreciation expense was approximately $0.1 million for the three months ended March 31, 2006 and $0.3 million and $0.2 million for the years ended December 31, 2005 and 2004, respectively.

Note 3—Mergers, Acquisitions and Capital Accounts

        In August 2002, 189,655 shares valued at $0.5 million of WIN's common stock were issued in exchange for assets of a former joint venture partner, Teach Me To Trade, LLC. The purchase price was $2.0 million, and was paid for with $0.7 million in cash, $0.5 million in stock, and $0.8 million in debt. During the first and second quarters of 2002, WIN had advanced $0.2 million to Teach Me To Trade®, which was credited towards the purchase price. The purchase price was allocated $1.0 million to software, $0.7 million to customer lists and $0.3 million to trademarks.

        In October 2003, WIN acquired the stock of SpeakTek, Inc. for $1.6 million, which resulted in $1.0 million in goodwill, $0.5 million in customer lists and other intangibles and $0.1 million in current assets. SpeakTek, Inc. is the holding company for Quantum Vision, Inc., which is the operating company. Of this amount $0.6 million is payable in cash, and $1.0 million is payable through 200,000 shares of WIN's newly issued, restricted common stock. Common stock in the amount of $0.5 million was retained by WIN for a period of six months. In addition, the acquisition had a contingent payment of $0.5 million for meeting certain goals in each of the following years. Those goals were met and WIN issued cash of $0.3 million and stock with a value of $0.3 million in both 2004 and 2005. These payments were recorded as goodwill.

Note 4—Related Party Transactions

        In August, 2005 the Company entered into a three year Administrative Services Agreement with WIN cancelable by either party on 90 days' notice. Under the terms of the Administrative Services Agreement, we pay WIN for 100% of the direct and identifiable costs incurred by WIN for us, our portion of shared services, and a 15% administrative fee on the amount of our portion of the shared services. From August 1, 2005 through March 31, 2006, the Company is to pay WIN $3.2 million under the Administrative Services Agreement.

        The Company has a Lead Marketing Agreement with WIN, where revenue generated by WIN employees for financial education is paid to us and sales generated by our employees for real estate education is paid to WIN. The expenses incurred to generate these sales is allocated pro rata by product. The Lead Marketing Agreement also provides that WIN will not offer stock trading courses and the Company will not offer real estate training courses for a period of three years after the termination of the agreement.

        Under the Company's July 2005 Voting Agreement, all of the Company's shares owned by WIN must be voted by WIN based upon the majority vote of WIN's then current independent directors until July 2010. If WIN has no independent directors at the time of any such vote, then WIN's shares will be voted consistent with the majority vote of the Company's remaining shares.

        In July 2005 the Company entered into an Assignment Agreement with WIN, under which it assigned to the Company all of its rights, title and interest, on a worldwide basis, including, without limitation, all intellectual property rights, including copyrights and student lists in and to certain proprietary products, patent applications, copyrights, internet property and proprietary information. This agreement includes a right of first refusal for WIN to repurchase the assigned assets if the Company propose to transfer the assets to a third party through a merger or acquisition.

        In August 2005 the Company also entered into a Fulfillment Agreement with WIN under which the Company agreed to provide stock training to students who signed up for training programs before the Company were organized as a separate company. The Company is paid by WIN fees ranging from $1,500 for live class fulfillments to $10 per student for on-demand Web-based programs. The Company is also paid mentoring fees ranging from $2,500 per student to $4,750 per student. WIN agreed to pay these fees because it has retained the payments from students which it received at the time the student signed up for the programs. Accordingly, WIN elected to pay the Company to provide this training rather than to provide the training itself. The Company has billed WIN $2.7 million in 2005 and $0.9 million for the three months ended March 31, 2006 for services provided under the Fulfillment Agreement. The fulfillment fee covers the Company's training costs and what the Company has agreed with WIN to be a reasonable profit for the training. The Company believe these fulfillment fees are fair and reasonable and consistent with amounts that would be charged to WIN by unaffiliated third party providers.

        In connection with the Company's acquisition of StarTrader™, Rance Masheck, who was a principal of StarTrader™ became the Company's Vice President, Sales and Marketing and another individual who became a WIN employee, through entities controlled by them, agreed to provide, and WIN and the Company were obligated to purchase, various services through February 2007. These services include providing logistic services for advanced training courses, software and other related services related to the Company's various advanced courses and programs and for which they are required to pay all of the costs associated with providing these services. The amounts paid to Mr. Masheck and the other WIN employee and entities controlled by them amounted to $1,549,655, $649,458 and $36,148 for the years ended December 31, 2005, 2004 and 2003, respectively. In exchange for these amounts, they incurred costs and expenses related to providing these services and products. The Company believes the terms and amounts of these agreements are fair and consistent with amounts that we would be required to pay to others providing similar services. The Company does not intend to renew the agreement when it expires and will assume these operations internally.

Note 5—Net Contributed Assets

        On July 25, 2005, the Company received certain assets and assumed certain liabilities of the financial markets education division of Whitney Education Group, Inc. and certain assets of Whitney

Information Network, Inc. in exchange for 7,600,000 shares of the $0.001 per value common stock of EduTrades, Inc. The historical cost of the net assets contributed is (in thousands):

Prepaid media and other	$726
Inventory	148
Equipment, net	1,119
Intangibles, net	865
Goodwill	2,000
Other assets	14
Accounts payable	(1,054)

$3,818

        The Company assigned the net historical cost of the net assets contributed as to the value of the common stock issued which reflected the predecessor cost.

Note 6—Intangible Assets and Goodwill

        Intangible assets are being amortized over their estimated useful lives of three to 15 years. Amortization expense was approximately $46,000 for the three months ended March 31, 2006 and $0.2 million for each of the years ended December 31, 2005 and 2004.

        Intangible assets consist of the following (in thousands):

		December 31,
	March 31, 2006
		2005	2004
	(unaudited)
Customer lists	$958	$958	$958
Trademarks	500	500	500
Database	295	295	295

	1,753	1,753	1,753
Less: Accumulated amortization	(574)	(528)	(345)

	$1,179	$1,225	$1,408

        Future amortization of intangible assets is as follows (in thousands):

Years ending December 31,
2006	$170
2007	100
2008	100
2009	100
2010	100
Thereafter	655

$1,225

        Goodwill represents the excess of the purchase price of SpeakTek, Inc. over the value of the net assets acquired.

        At December 31, 2005, management performed impairment testing in accordance with SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets for all intangible assets and determined that no impairment existed.

Note 7—Income Taxes

        At December 31, 2005, 2004 and 2003 the Company had net losses of $16.7 million, $16.7 million and $7.5 million, respectively.

        Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized (in thousands):

	Three months ended March 31,		Years ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Earnings (loss) before taxes:	$(3,555)	$(1,537)	$(16,650)	$(16,699)		$(7,531)

Provision for income taxes:
Deferred:
Federal	$(1,244)	$(538)	$(5,828)	$(5,845)	$	$(2,636)
State	(146)	(63)	(683)	(685)		(309)

	(1,390)	(601)	(6,511)	(6,530)		(2,945)

Valuation allowance	1,390	601	6,511	6,530		2,945

Total provision for income taxes	—	—	—	—		—

Effective tax rate	0.0%	0.0%	0.0%	0.0%		0.0%

        The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income before income taxes was as follows:

	Three Months ended March 31,		Years ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in percentages)
Statutory federal income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
Valuation allowance	(39.1)%	(39.1)%	(39.1)%	(39.1)%	(39.1)%
State income, net of federal benefit	4.1%	4.1%	4.1%	4.1%	4.1%

Effective income tax rate	0.0%	0.0%	0.0%	0.0%	0.0%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The Company maintains a valuation allowance to offset the recording of deferred tax assets.

        The Company did not recognize a deferred tax asset as of March 31, 2006 as it is a wholly owned subsidiary of WIN and, therefore, does not file its own tax return. The Company will begin earning its own pretax earnings or pretax losses after the proposed initial public offering which will result in tax deconsolidation. At that time the Company will recognize a tax liability or a tax asset, if appropriate.

Note 8—Equity Incentive Plan

        The Company's 2005 Equity Incentive Plan provides for the granting of stock options to key employees. Under the terms and conditions of this plan, any time between the grant date and two years of service, the employee may purchase up to 25% of the option shares. Between two and three years of continuous service, the employee may purchase up to 50% of the option shares, and after three years of continuous service, the employee may purchase all remaining option shares. All options expire ten years from the date of the grant. The Company has set aside 2,000,000 shares for issuance under the Equity Incentive Plan. The Company has not issued any options under the Equity Incentive Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Whitney Information Network, Inc.
Cape Coral, Florida

        We have audited the accompanying balance sheets of EduTrades, Inc. (a wholly owned subsidiary of Whitney Information Network, Inc.) as of December 31, 2005 and 2004 and the related statements of operations, stockholder equity (deficit) and cash flows for each of the years ended December 31, 2005, 2004 and 2003. The financial statements are the responsibility of Whitney Information Network, Inc.'s management. Our responsibility is to express an opinion on these statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the statements referred to above present fairly, in all material respects, financial position of EduTrades as of December 31, 2005 and 2004 and results of its operations and cash flows for each of the years ended December 31, 2005 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ EHRHARDT KEEFE STEINER & HOTTMAN PC

Denver, Colorado
May 19, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

        The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$4,061
NASD filing fee	3,200
AMEX listing fee	55,000
Printing costs	40,000
Legal fees and expenses	200,000
Accounting fees and expenses	150,000
Transfer agent fees	10,000
Blue sky fees and expenses	1,000
Miscellaneous	36,739

Total	$500,000

        All of the above expenses except the SEC registration fee, NASD filing fee and American Stock Exchange listing fee are estimates. All of the above expenses will be borne by the Registrant.

Item 14. Indemnification of directors and officers

        Article Eleven of the Registrant's Amended Articles of Incorporation provides as follows:

        The Corporation shall, to the fullest extent permitted by the General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under the General Corporation Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the General Corporation Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Item 15. Recent sales of unregistered securities

        The Registrant has not sold any securities within the past three years except its issuance of 7,600,000 shares of its common stock to WIN, its sole stockholder and parent pursuant to the exception provided by Section 4(2) of the Securities Act of 1933, as amended. Such shares were issued to WIN in July 2005 in exchange for the transfer of all of WIN's assets in its stock education division valued at $3.8 million. The issuance of the shares to WIN as well as the stock options were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuance of the stock options was deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans. The recipients of securities in both of these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits

  (a)
  Exhibits

Number	Exhibit
1.1	Form of Underwriting Agreement(1)
1.2	Form of Selected Dealers Agreement(1)
3.1	Articles of Incorporation of the Registrant, as amended(1)
3.2	Bylaws of the Registrant(1)
4.1	Form of Underwriters' Warrant(1)
5.1	Opinion of Gary A. Agron (including consent)(1)
10.1	2005 Equity Incentive Plan(1)
10.4	Employment Agreement (Mr. Maturo)(1)
10.5	Administrative Services Agreement with Whitney Information Network, Inc.(1)
10.6	Fulfillment Agreement with Whitney Information Network, Inc.(1)
10.7	Voting Agreement between Whitney Information Network, Inc. and EduTrades, Inc.(1)
10.8	Assignment Agreement with Whitney Information Network, Inc.(1)
10.9	Lead Marketing Agreement with Whitney Educational Group, Inc.(1)
10.10	Revised Lead Marketing Agreement(1)
10.11	Revised Administrative Services Agreement
10.12	Revised Fulfillment Agreement
10.13	Revised Lead Marketing Agreement
14.1	Code of Ethics(1)
14.2	Revised Code of Ethics(1)
23.1	Consent of the Law Office of Gary A. Agron (See 5.1 above), as the Registrant's special securities counsel(1)
23.2	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm(1)
23.3	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm(1)
23.4	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm.
99.1	Audit Committee Charter(1)

(1)
Previously Filed

(b)
Financial Statement Schedules

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

  •
  To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20.0% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and (iii) to include any additional or changed material information on the plan of distribution.

  •
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  •
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  •
  To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  •
  To provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  •
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  •
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

          (i)    If the registrant is relying on Rule 430B (§230.430B of this chapter):

            (A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

            (B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriters, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

          (ii)   If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  •
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser.

            (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion or any other free writing prospectus relating to the the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

        In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it authorized this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, in Cape Coral, Florida on May 22, 2006.

EduTrades, Inc.
By:	/s/ NICHOLAS S. MATURO Nicholas S. Maturo Chief Executive Officer

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated on May 22, 2006.

Signature	Title

/s/ NICHOLAS S. MATURO Nicholas S. Maturo	Chief Executive Officer (Principal Executive Officer) and Director
/s/ COLIN S. JACKSON Colin S. Jackson	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ RONALD S. SIMON Ronald S. Simon	Director
/s/ FREDERICK A. CARDIN Frederick A. Cardin	Director
/s/ CHESTER P. SCHWARTZ Chester P. Schwartz	Director
/s/ STEPHEN L. COOTEY Stephen L. Cootey	Director
/s/ ANTHONY B. PETRELLI Anthony B. Petrelli	Director

 EXHIBIT INDEX

Number	Exhibit
1.1	Form of Underwriting Agreement(1)
1.2	Form of Selected Dealers Agreement(1)
3.1	Articles of Incorporation of the Registrant, as amended(1)
3.2	Bylaws of the Registrant(1)
4.1	Form of Underwriters' Warrant(1)
5.1	Opinion of Gary A. Agron (including consent)(1)
10.1	2005 Equity Incentive Plan(1)
10.4	Employment Agreement (Mr. Maturo)(1)
10.5	Administrative Services Agreement with Whitney Information Network, Inc.(1)
10.6	Fulfillment Agreement with Whitney Information Network, Inc.(1)
10.7	Voting Agreement between Whitney Information Network, Inc. and EduTrades, Inc.(1)
10.8	Assignment Agreement with Whitney Information Network, Inc.(1)
10.9	Lead Marketing Agreement with Whitney Educational Group, Inc.(1)
10.10	Revised Lead Marketing Agreement(1)
10.11	Revised Administrative Services Agreement
10.12	Revised Fulfillment Agreement
10.13	Revised Lead Marketing Agreement
14.1	Code of Ethics(1)
14.2	Revised Code of Ethics(1)
23.1	Consent of the Law Office of Gary A. Agron (See 5.1 above), as the Registrant's special securities counsel(1)
23.2	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm(1)
23.3	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm(1)
23.4	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm.
99.1	Audit Committee Charter(1)

(1)
Previously Filed

(b)
Financial Statement Schedules